SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	April	2015

Commission File Number	000-13727
Pan American Silver Corp.
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Information Circular: Notice of 2015 Annual General and Special Meeting of Shareholders, dated April 7, 2015.
2	Form of Proxy for the 2015 Annual General and Special Meeting of Shareholders.

This report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form F-10 (No. 333-195220) and on Form S-8 (Nos. 333-149580, 333-180494 and 333-180495) that have been filed with the Securities and Exchange Commission.

Document 1

NOTICE OF
2015 ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

____________

INFORMATION CIRCULAR

APRIL 7, 2015

“Our mission is to be the world’s preeminent
silver producer, with a reputation for excellence in
discovery, engineering, innovation and
sustainable development.”

What’s inside

Notice of our 2015 Annual General and Special Meeting of Shareholders	i

Management Information Circular	1

About the Meeting	3

Voting	5

About the Nominated Directors	9

About the Auditor	14

‘Say on Pay’	14

Stock Option and Compensation Share Plan	15

Corporate Governance	16
Ethical Business Conduct	16
About the Board	16
Board Committees	18
Summary of Attendance of Directors	22

Director Compensation	22

Executive Compensation	25
Compensation Discussion and Analysis	25
Components of Executive Compensation	34
Summary Compensation Information	48
Termination of Employment, Change in Responsibilities and Employment Contracts	50
Share Ownership and Holding Requirements	53

Other Information	54

Notice of our 2015 Annual General and Special
Meeting of Shareholders

When	Where
Monday, May 11, 2015	Malaspina Room at the Fairmont Waterfront Hotel
2:00 p.m. (Vancouver time)	900 Canada Place Way, Vancouver, British Columbia

We will cover six items of business:

1.	Receive our consolidated financial statements for the financial year ended December 31, 2014 and the auditor’s report thereon

2.	Elect seven directors to hold office until our 2016 annual meeting of shareholders

3.	Reappointment of Deloitte LLP as the independent auditor to hold office until our 2016 annual meeting of shareholders and authorize the directors to set the auditor’s pay

4.	An advisory resolution approving our approach to executive compensation

5.	An ordinary resolution amending our 2010 Stock Option and Compensation Share Plan

6.	Other business

Your vote is important.

You are entitled to receive this notice and vote at our 2015 annual general and special meeting of shareholders (the Meeting) if you owned common shares of Pan American Silver Corp. as of the close of business on March 30, 2015 (the record date for the Meeting).

The accompanying management information circular contains important information about what the Meeting will cover, who can vote and how to vote.  Please read it carefully.

If you have any questions about the procedures to be followed to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare by telephone (toll free) at 1-800-564-6253.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Geoffrey Burns

Geoffrey Burns,
CEO and Director

Vancouver, British Columbia
April 7, 2015

Management Information Circular

You have received this management information circular (the Circular) because our records indicate that you owned Pan American common shares (Shares) as of the close of business on March 30, 2015, (the record date) for the 2015 annual general and special meeting of shareholders to be held on Monday, May 11, 2015 (the Meeting).  You have the right to attend the Meeting and vote on various items of business in person or by proxy.  You retain these rights if the Meeting is adjourned or postponed.

Both the Board of Directors (the Board) and management of Pan American encourage you to vote.  Our management will be soliciting your vote for this Meeting and any Meeting that is reconvened if it is postponed or adjourned.

Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by our directors, officers and employees of or by our registrar and transfer agent. We have retained Kingsdale Shareholder Services (Kingsdale) as our proxy solicitation agent for the meeting to whom customary fees for such services will be paid.  We will bear all costs of solicitation, but will not reimburse shareholders’ nominees or agents for costs incurred in obtaining their principal’s authorization to execute forms of proxy.

Unless otherwise indicated, all currency amounts stated in this Circular are stated in the lawful currency of the United States.

This Circular is dated April 7, 2015.  Unless otherwise stated, information in this Circular is as of March 30, 2015.

In this document, we, us, our, Pan American and the Company mean Pan American Silver Corp.

You, your and shareholder mean holders of common shares of Pan American.

Your vote is important.  This Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the form included with this package or by attending the Meeting in person.

Receiving Documents

This Circular is expected to be mailed to our shareholders on or about April 14, 2015 with a proxy or voting instruction form, in accordance with applicable laws.

This Circular and other materials are being sent to both registered and non-registered shareholders.

If you are a registered shareholder, send your completed proxy by fax or mail, or on the internet, to Computershare Investor Services Inc. (Computershare). They must receive your proxy by 2:00 p.m. (Vancouver time) on Thursday, May 7, 2015, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Meeting.  The chairman of the Meeting has the discretion to accept late proxy forms.

If you are a non-registered shareholder and you have received these materials from us or our agent, we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators.  By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and executing your proper voting instructions.  Please return your voting instructions as specified in the enclosed voting information form.

If you are a non-registered shareholder and object to us receiving access to your personal name and address, we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you.  Please follow the voting instructions that you receive from your intermediary.  Your intermediary is responsible for properly executing your voting instructions.

As a shareholder, you can decide if you want to receive our interim and annual financial statements and management’s discussion and analysis (MD&A).  To receive these materials, please complete the enclosed card to send us your instructions, complete the request contained on the form of proxy provided in connection with the Meeting or register online at www.computershare.com/mailinglist.

Additional Information

You can find financial information relating to Pan American in our comparative financial statements and MD&A for our most recently completed financial year.  See our MD&A, financial statements and our annual information form (or Form 40-F) for additional information about us.  These documents are available:

•	on our website (www.panamericansilver.com)
•	on SEDAR (www.sedar.com)
•	on EDGAR (www.sec.gov/edgar.shtml)

You can also request copies of these documents or additional copies of this Circular, free of charge by contacting our corporate secretary:

Corporate Secretary	www.panamericansilver.com
Pan American Silver Corp.	1-800-677-1845 (North America toll-free)
1500 – 625 Howe Street	604-684-0147 (fax)
Vancouver, British Columbia V6C 2T6

Our Board has approved the contents of this Circular and have authorized us to send it to you.  We have also sent a copy to each of our directors and our auditor.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Geoffrey Burns

Geoffrey Burns,
CEO and Director

Vancouver, British Columbia
April 7, 2015

About the Meeting

Items of Business

We’ll cover six items of business:

1.	Receiving our consolidated financial statements for the financial year ended December 31, 2014, and the auditor’s report	Our transfer agent and registrar is Computershare Investor Services Inc. They will act as scrutineer of the Meeting and are responsible for counting the votes on our behalf.

2.	Electing seven directors to the board to hold office until the end of our 2016 annual meeting of shareholders

3.	Appointing Deloitte LLP as our independent auditor and authorizing the directors to set the auditor’s pay

4.	‘Say on Pay’

5.	Amending our Stock Option and Share Compensation Plan

6.	Other business

Receiving Our Financial Statements and the Auditor’s Report

Our consolidated financial statements for the year ended December 31, 2014, and the auditor’s report are included in our 2014 annual report, which is being mailed to all shareholders and is available on our website (www.panamericansilver.com) and on SEDAR (www.sedar.com).

A representative from Deloitte LLP, the independent auditor for 2014, will be at the meeting to answer any questions.

Electing Directors (see page 9)

You will vote on electing seven directors to the Board. The director nominees are:

Ross J. Beaty	Geoffrey A. Burns
Michael L. Carroll	Christopher Noel Dunn
Neil de Gelder	Walter T. Segsworth
David C. Press

Directors are elected for a one-year term, which expires at the end of our 2016 annual meeting of shareholders.

Appointing the Independent Auditor and Setting the Auditor’s Pay (see page 14)

You will vote on appointing our auditor.  The Board, on the recommendation of the Audit Committee, has recommended that Deloitte LLP be reappointed as the independent auditor to serve until the end of our 2016 annual meeting of shareholders. You will vote on authorizing the Board to set the auditor’s pay for the ensuing year.

‘Say on Pay’ (see page 14)

You will vote on our approach to executive compensation as disclosed in this Circular.  Your vote is advisory and non-binding, and will provide the Board and the Human Resources and Compensation Committee with important feedback.

Amending our Stock Option and Compensation Share Plan (see page 15)

You will vote on amending the terms of our stock option and compensation share plan to change the maximum number of compensation shares issuable under the Plan from 200,000 to 500,000 and to increase the time period in which an optionee, upon retirement, may validly exercise options.

Other Business

If other items of business are properly brought before the Meeting, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.  As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting.

Quorum and Approval

We need a quorum of shareholders to transact business at the Meeting.  According to our articles of incorporation, a quorum for the transaction of business at a general meeting is two individuals who are shareholders, proxy holders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing Shares aggregating not less than 25% of the issued Shares carrying the right to vote at that meeting.

Voting

Who Can Vote

You are entitled to receive notice of and vote at the Meeting to be held on May 11, 2015, if you held Shares as of the close of business on March 30, 2015, the record date for the Meeting.

Each Share you own entitles you to one vote on each item of business to be considered at the Meeting.

How to Vote

You can vote by proxy or voting instruction form or you can attend the Meeting and vote your Shares in person.
Questions about voting? Contact: Computershare Investor Services Inc. Attention: Stock Transfer Services 100 University Avenue 8th Floor Toronto, Ontario M5J 2Y12 Tel: 1-800-564-6253 (toll free)

Voting by Proxy or Voting Instruction Form

Voting by proxy or by voting instruction form is the easiest way to vote.  It means you are giving someone else (called your proxyholder) the authority to attend the Meeting and vote your Shares for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered shareholder.

Non-Registered Shareholders

You are a non-registered (or beneficial) shareholder if your Shares are registered in the name of:

The voting process is different depending on whether you are a registered or non-registered shareholder.

You are a registered shareholder if your name appears on your share certificate.

You are a non-registered shareholder if your bank, trust company, securities broker, trustee or other financial institution holds your Shares (your nominee). This means the Shares are registered in your nominee’s name, and you are the beneficial shareholder.

Be sure to follow the appropriate voting procedure carefully.

• your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your Shares in a nominee account; or
• a clearing agency, like CDS.
OBOs are objecting beneficial shareholders who do not want us to know their identity.
NOBOs are non-objecting beneficial shareholders that do not object to us knowing their identity.
Under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, we can deliver proxy-related materials directly to NOBOs.  Our agent sends NOBOs the Meeting materials and a voting instruction form, along with instructions for completing the form and returning it to them.  Our agent is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions to our transfer agent, Computershare.

If you are an OBO, we must send the Meeting materials to your intermediary so they or their service company can forward them to you, unless you’ve waived the right to receive certain proxy-related materials.  The package should include a voting instruction form for you to complete with your voting instructions.

In order to vote using the voting instruction form:

•
NOBOs: Fill in the voting instruction form you received with this package and carefully follow the instructions provided.  You can send your voting instructions by phone or by mail or through the internet.

•
OBOs: Sign and date the voting instruction form your intermediary sends to you, and follow the instructions for returning the form.  Your intermediary is responsible for properly executing your voting instructions.

If you are a non-registered shareholder and would like additional information or assistance in completing your voting instruction form or in obtaining the required information to submit your vote on the matters to be dealt with at the Meeting, you may contact Kingsdale Shareholder Services by telephone at 1-877-659-1825, toll-free in North America or call collect at 416-867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com.

Registered Shareholders

You are a registered shareholder if you hold a share certificate in your name.

Geoffrey A. Burns, our Chief Executive Officer, or failing him, Keenan Hohol (our General Counsel effective April 1, 2015), have agreed to act as the Pan American management proxyholders in connection with the Meeting.  You can appoint a person or an entity other than the Pan American management proxyholders to attend the Meeting and vote on your behalf.  If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided.  This person does not need to be a Pan American shareholder.

On any ballot, your proxyholder must vote your Shares or withhold your vote according to your instructions and if you specify a choice on a matter, your Shares will be voted accordingly.  If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your Shares as he or she sees fit.

It is important you provide voting instructions with your proxy.  If you appoint the Pan American management proxyholders, but do not tell them how to vote, your Shares will be voted:

•	for the nominated directors listed on the proxy form and in this Circular;
•	for reappointing Deloitte LLP as the independent auditor;
•	for authorizing the Board to set the auditor’s pay;
•	for the advisory resolution on our approach to executive compensation; and
•	for the ordinary resolution amending our stock option and compensation share plan.

This is consistent with the voting recommendations of the Board.  If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Pan American management proxyholders will vote according to management’s recommendation.

If you appoint someone other than the Pan American management proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholders’ attorney with proof that they are authorized to sign.  If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, where applicable, and must be executed by an officer or an attorney who has written authorization.  If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

If you are voting by proxy, you may vote by phone, by mail or on the internet.

Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on Thursday, May 7, 2015, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for the Meeting or any adjournment or postponement of the Meeting.  The chairman of the Meeting has the discretion to accept late proxy forms.

Voting by Telephone:

You may vote your Shares by telephone by dialling the following toll-free number from a touch tone telephone: 1-866-732-8683.  If you vote by telephone, you will need your control number, which appears at the bottom of the first page of your proxy form.

Voting by Mail:

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare in the envelope provided.

If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.
Attention:  Proxy Department
100 University Avenue
8th Floor
Toronto, Ontario  M5J 2Y1

Voting on the Internet:

Go to www.investorvote.com and follow the instructions on screen.  If you vote using the internet, you will need your control number, which appears at the bottom of the first page of your proxy form.

Attending the Meeting and Voting in Person

Non-Registered Shareholders

•	NOBOs: Follow the instructions on the voting instruction form. You must request a legal proxy form granting you the right to attend the Meeting and vote in person.
•	OBOs: Follow the instructions on the voting instruction form from your intermediary, and request a proxy form, which grants you the right to attend the Meeting and vote in person.
When you arrive at the Meeting, make sure you register with a representative from Computershare so your voting instructions can be taken at the Meeting.

Registered Shareholders

Do not complete the enclosed proxy form if you want to attend the Meeting and vote in person.  Simply register with a representative from Computershare when you arrive at the Meeting.

Send Your Voting Instructions Immediately

Your vote will only be counted if Computershare receives your voting instructions before 2:00 p.m. (Vancouver time) on Thursday, May 7, 2015, if you are submitting your voting instructions online or by telephone, or if you are sending the proxy form by mail.

Make sure the proxy form is properly completed and that you allow enough time for it to reach Computershare if you are sending it by mail.

If the Meeting is postponed or adjourned, Computershare must receive your voting instructions at least 48 hours before the Meeting is reconvened.

Changing Your Vote

Non-Registered Shareholders

Only registered shareholders have the right to revoke a proxy.

Non-registered shareholders can change their vote:

•	NOBOs: contact our agent on the voting instruction form immediately so they have enough time before the Meeting to arrange to change their vote.
•	OBOs: contact your intermediary immediately so they have enough time before the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Registered Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization.  You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note must have the seal of the corporation or association, if applicable, and must be executed by an officer or an attorney who has their written authorization.  The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

Pan American Silver Corp.
Suite 1500, 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6
Attention: Corporate Secretary

You can also give your written notice to the chairman of the Meeting on the day of the Meeting.  If the Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf.

We will file the voting results of the Meeting on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) after the Meeting.

About the Nominated Directors

Our Board has determined that seven directors will be elected at the Meeting for the ensuing year.  Mr. Robert Pirooz will not be standing for re-election.  These directors will be elected based on the mix of skills and experience that the Board believes is necessary to effectively fulfil its duties and responsibilities.  All nominated directors served on our Board last year.

Our Policy on Majority Voting

We have adopted a majority voting policy where any nominee proposed for election as a director is required to forthwith tender their resignation if the director receives more withheld votes than for votes (i.e., a majority of withheld votes) at any meeting where shareholders vote on the uncontested election of directors.  An uncontested election means the number of director nominees for election is the same as the number of directors to be elected to the Board.  Within 90 days of the relevant shareholders’ meeting, the Board will make its determination whether or not to accept the resignation and issue a press release either announcing the resignation of the director or explaining the reasons justifying its decision not to accept the resignation. The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board.  A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or any committee at which the resignation is considered.

Nominees for Election as Directors

The term of office of each of the present directors expires at the close of the Meeting.  Persons named below will be presented for election at the Meeting as management’s nominees.  Unless otherwise instructed, the accompanying form of proxy will be voted for management’s nominees.  Management does not contemplate that any of these nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion, unless the shareholder has specified in the accompanying form of proxy that such shareholder’s Shares are to be withheld from voting on the election of directors.  Each director elected will hold office until the close of our next annual meeting of shareholders or until his successor is elected or appointed, unless his office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out information about management’s nominees for election as directors, including:

•	The municipality and province or state in which each nominee is ordinarily resident
•	All offices at Pan American currently held by each nominee
•	Each nominee’s principal occupation, business or employment and areas of professional expertise
•	The period of time for which each nominee has served as a director
•
The number of Shares, options, restricted share units (RSUs) and performance share units (PSUs) of Pan American beneficially owned by each nominee, directly or indirectly, or over which each nominee exercises control or direction as at March 30, 2015

•	Each nominee’s election voting results from the Company’s 2013 and 2014 Annual General and Special Meetings
•	Each nominee’s attendance at Board and Committee meetings held in 2014

Ross J. Beaty, 63 Vancouver, B.C. Canada Director since September 30, 1988 Chairman (independent) Principal Occupation: Executive Chairman, Alterra Power Corp.
Mr. Beaty founded the Company and served as CEO until May, 2004.  Mr. Beaty is a geologist and resource company entrepreneur with more than 40 years of experience in the international minerals industry. He founded Pan American Silver Corp. and has also founded and divested a number of other public mineral resource companies since 1985.

Mr. Beaty is a past President of the Silver Institute, a Fellow of the Geological Association of Canada and the Canadian Institute of Mining, and a recipient of the Institute's Past President Memorial Medal.  In 2007, he received the Association of Mineral Exploration of B.C.'s Colin Spence Award for excellence in global mineral exploration and in 2008 the Mining Person of the Year award from the Mining Association of B.C. In 2010, Mr. Beaty was presented with the Viola R. MacMillan Award by the Prospectors and Developers Association of Canada.  In 2014 Mr. Beaty received the CIM’s Vale Medal for meritorious contribution to mining.

Mr. Beaty was born in Vancouver, Canada and educated at the Royal School of Mines, University of London, England, M.Sc., Distinction (Mineral Exploration) 1975 and the University of British Columbia, LL.B. (Law) 1979 and B.Sc. (Honours Geology) 1974.

Areas of Expertise: Metals and Mining, Mergers and Acquisitions, International Business

Securities Held
Shares 2,618,680(1) Options 0 Meets share ownership requirement
Voting Results
2014 For: 93.61% Witheld: 6.39% 2013 For: 95.36% Witheld: 4.64%
Member Attendance 2014	Other Directorships With Reporting Issuers
Board of Directors 6 of 6 Committees: Finance 4 of 4	Alterra Power Corp.

Geoffrey A. Burns, 55 North Vancouver, B.C. Canada Director since July 1, 2003 Chief Executive Officer and Director (non-independent) Principal Occupation: CEO of the Company
Mr. Burns has been with the Company since 2002 and became President and COO in July, 2003.  Mr. Burns has over 30 years of experience in the precious metals mining industry. He joined Pan American after serving as Senior Vice-President and Chief Financial Officer of Coeur d'Alene Mines Corp.

Mr. Burns holds a Bachelor of Science degree in Geology and a Masters of Business Administration.

Mr. Burns' has extensive experience throughout North and South America in mine operations and project development, having participated in numerous mine construction projects from feasibility study, through start-up and into continuous operation. He has led numerous capital market transactions including placements of equity, debt and convertible debt, as well as having lead several key acquisitions for Pan American. Mr. Burns also served for a two year term as President of the Silver Institute, a non-profit international association of producers, refiners, silversmiths and bullion suppliers dedicated to the development and uses of silver and silver products in the global marketplace.

Areas of Expertise: Finance and Management, Metals and Mining, International Business, Mergers and Acquisitions

Securities Held
Shares 87,935 Options 95,142 RSUs 14,773 PSUs 30,408 Meets share ownership requirement
Voting Results
2014 For: 95.28% Witheld: 4.72% 2013 For: 95.98% Witheld: 4.02%
Member Attendance 2014	Other Directorships With Reporting Issuers
Board of Directors 6 of 6 Committees: Health Safety & Environment 3 of 3 Finance 4 of 4	None

Michael L. Carroll, 62 Walnut Creek, CA USA Director since January 2, 2011 Director (independent) Principal Occupation: Corporate Director
Mr. Carroll is a Corporate Director who joined Pan American's Board in January, 2011. He is a Certified Public Accountant with over 30 years of financial management expertise, primarily with publicly traded mining companies including Homestake Mining Company, Bond International Gold, and Cumberland Resources Ltd.

His professional expertise includes equity and debt-financing, mergers and acquisitions, strategic planning, GAAP, international tax planning and regulatory reporting.

Most recently, Mr. Carroll served as Chairman of the Audit Committee and designated financial expert of Centenario Copper Corporation.

Areas of Expertise: Finance and Management, Metals and Mining, International Business

Securities Held
Shares 7,000 Options 0 Meets share ownership requirement
Voting Results
2014 For: 99.40% Witheld: 0.60% 2013 For: 99.26% Witheld: 0.74%
Member Attendance 2014	Other Directorships With Reporting Issuers
Board of Directors 6 of 6 Committees: Audit (Chair) 6 of 6 Finance 4 of 4	None

Christopher Noel Dunn, 55 Boston, MA USA Director since January 1, 2012 Director (independent) Principal Occupation: Managing Partner, Ero Resource Partners LLC
Mr. Dunn is a Corporate Director and was appointed to the Board in late 2011. Mr. Dunn has over 25 years' experience in the investment banking industry, having worked as a Managing Director in London for Goldman Sachs, as well as having been a Senior Managing Director and Head of Global Mining and Metals for Bear Stearns.

Mr. Dunn is currently Managing Partner of Ero Resource Partners LLC, which is focused on private equity investments in natural resources.

Areas of Expertise: Finance and Management, Metals and Mining, International Business

Securities Held
Shares 941 Options 20,642 Meets share ownership requirement
Voting Results
2014 For: 95.01% Witheld: 4.99% 2013 For: 95.67% Witheld: 4.33%
Member Attendance 2014	Other Directorships With Reporting Issuers
Board of Directors 4 of 6 Committees: Finance (Chair) 4 of 4 Human Resources & Compensation 4 of 5 Nominating & Governance 3 of 3	Pretium Resources Inc.

Neil de Gelder QC, 62 Vancouver, B.C. Canada Director since July 3, 2012 Director (independent) Principal Occupation: Executive Vice President, Stern Partners
Mr. de Gelder is the Executive Vice-President of Stern Partners, a private diversified investment firm based in Vancouver.

He was appointed to Pan American's Board in mid-2012 and has over 25 years' experience as a lawyer specializing in corporate, M&A and financing matters with a major Canadian law firm.

Mr. de Gelder is a past Executive Director of the British Columbia Securities Commission, and has served on a wide variety of corporate, crown, charitable and community boards over the years, including serving on the audit committee of a B.C. venture capital fund.

Areas of Expertise: Law, Finance and Management, Mergers and Acquisitions, International Business

Securities Held
Shares 9,521 Options 12,245 Meets share ownership requirement
Voting Results
2014 For: 95.00% Witheld: 5.00% 2013 For: 95.95% Witheld: 4.05%
Member Attendance 2014	Other Directorships With Reporting Issuers
Board of Directors 6 of 6 Committees: Nominating & Governance (Chair) 3 of 3 Audit 6 of 6	British Columbia Discovery Fund (VCC) Inc. (Chair)

David C. Press, 69 West Vancouver, B.C. Canada Director since May 13, 2008 Director (independent) Principal Occupation: Corporate Director
Mr. Press is a Corporate Director with almost 40 years of diversified experience in the mining industry. He has worked in underground and open pit mines across Canada as well as in the United States and Australia.

While with Homestake Mining Company he held the position of Director, Mine Engineering and Development. In that capacity he provided technical support to all Homestake operations as well as leading the evaluation and investigation efforts for potential acquisitions on a world-wide basis.

Mr. Press graduated from Nottingham University with an honours degree in mining engineering in 1967.

Areas of Expertise: Metals and Mining, International Business

Securities Held
Shares 5,391 Options 0 Meets share ownership requirement
Voting Results
2014 For: 99.38% Witheld: 0.62% 2013 For: 99.29% Witheld: 0.71%
Member Attendance 2014	Other Directorships With Reporting Issuers
Board of Directors 6 of 6 Committees: Health, Safety & Environment (Chair) 3 of 3 Audit 6 of 6 Human Resources & Compensation 5 of 5	None

Walter T. Segsworth, 66 West Vancouver, B.C. Canada Director since May 12, 2009 Lead Director (independent)(2) Principal Occupation: Corporate Director
Mr. Segsworth is a Corporate Director who joined Pan American’s Board in 2009.

He holds a B.Sc. in Mining Engineering from Michigan Tech and has over 43 years of experience in mining in Canada and overseas.

Mr. Segsworth has served on the Boards of Directors of several mining companies including Westmin Resources, where he was President and CEO and Homestake Mining Company, where he was President and COO.  He was also the former Lead Director of the Board of Alterra Power Corp.

Mr. Segsworth is past Chairman of both the Mining Associations of BC and Canada and was named BC's Mining Person of the year in 1996.

Areas of Expertise: Metals and Mining, Energy, International Business

Securities Held
Shares 13,021 Options 0 Meets share ownership requirement
Voting Results
2014 For: 99.41% Witheld: 0.59% 2013 For: 97.22% Witheld: 2.78%
Member Attendance 2014	Other Directorships With Reporting Issuers
Board of Directors 6 of 6 Committees: Human Resources & Comp (Chair) 5 of 5 Health, Safety & Environment 3 of 3	Gabriel Resources Ltd. Roxgold Inc.
______________
Notes:
(1)	160,000 of these Shares are held by Kestrel Holdings Ltd., a private company owned by Mr. Beaty.
(2)	As lead independent director, Mr. Segsworth holds in-camera meetings with all independent directors of the Board and reports back on those in-camera meetings to the Board.

The municipality and province or state of residence, principal occupation and business or employment of each director is not within the knowledge of our directors or senior officers and has been furnished by the individual nominees.  The number of Shares beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at March 30, 2015 or has been provided by individual nominees.

Cease trade orders, bankruptcies, penalties or sanctions

In the last 10 years, none of the proposed directors has, or has been a director, chief executive officer or chief financial officer (while, or within a year of, acting in that capacity) of any company (including ours) that has:

•	become bankrupt,
•	made a proposal under legislation relating to bankruptcy or insolvency,
•	been subject to or instituted any proceedings, arrangement of compromise with creditors, or
•	had a receiver, receiver manager or trustee appointed to hold its assets, or the assets or the nominated director.

None of our nominated directors are, or have been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to:

•	a cease trade order,
•	an order similar to a cease trade order, or
•	an order that denied the relevant company access to any exemption.

that was issued while the nominated director was acting in that capacity, or that was issued after the nominated director was no longer acting in that capacity, and which resulted from an event that occurred while that person was acting in that capacity.

None of the proposed directors have been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority.

About the Auditor

Deloitte LLP has been our auditor since October 26, 1993.  The auditor conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the Audit Committee of the Board.  Unless otherwise instructed, the accompanying form of proxy will be voted for the reappointment of Deloitte LLP as our auditor to hold office until our 2016 annual meeting of shareholders and for the authorization of the Board to fix auditor’s pay.

Auditor’s fees

The table below shows the fees earned by Deloitte LLP for services in 2013 and 2014(1):

	Year ended December 31, 2014 ($)	Year ended December 31, 2013 ($)
Audit Fees	2,064,000	2,073,000
Audit Related Fees	28,000	22,000
Tax-Related Fees	81,000	149,000
Other Fees	10,000	33,000
Total:	$2,183,000	$2,277,000
___________
Note:
(1)	The Audit Committee approved all audit and non-audit services provided to us by Deloitte LLP in 2014 and 2013.

‘Say on Pay’

You will have the opportunity to vote on our approach to executive compensation at the Meeting.  Since the resolution is advisory in nature, it will not be binding. However, we and, in particular, the Human Resources and Compensation Committee, will consider the outcome of the vote as part of our ongoing review of executive compensation. For information on our approach to executive compensation see “Executive Compensation” beginning on page 25. Unless otherwise instructed, the accompanying form of proxy will be voted for this ordinary resolution.

The full text of the advisory resolution on our approach to executive compensation is as follows:

Be it resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Pan American’s information circular for the annual meeting of shareholders of Pan American to be held on Monday, May 11, 2015.

Stock Option and Compensation Share Plan

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve an ordinary resolution to amend the terms of the Company’s stock option and compensation share plan (formerly known as the Company’s “stock option and stock bonus plan”, which was approved by the shareholders of the Company on May 13, 2008 and amended on May 10, 2010) (the Stock Option Plan) to: (i) increase the maximum number of compensation shares (Compensation Shares) issuable under the Stock Option Plan from 200,000 to 500,000 in each calendar year; and (ii) increase the time period in which an optionee, upon retirement, may validly exercise options. For greater certainty, the total number of Shares issuable under the Stock Option Plan will remain at 6,461,470.  Unless otherwise instructed, the accompanying form of proxy will be voted for this ordinary resolution.

The text of the ordinary resolution to amend the Stock Option Plan to increase the maximum number of Compensation Shares issuable under the Stock Option Plan and to increase the time period in which a retiring optionee may validly exercise options (the Resolution) is annexed as Appendix B to this Circular.

The terms of the Stock Option Plan are described under the heading “Stock Option and Compensation Share Plan” beginning on page 44.

The Board believes that the proposed amendments to the Stock Option Plan are necessary and in the best interests of the Company and its shareholders in order for the Company and its subsidiaries to continue to attract and retain capable and experienced directors, officers and employees, as well as to provide incentives to other key service providers. The Company views Compensation Shares as a viable and preferable alternative to issuing stock options in certain of the foregoing circumstances and the Company does not believe that the current maximum number of Compensation Shares available is sufficient for these purposes. Since shareholders last reviewed the Stock Option Plan, the Company has experienced broader employee participation in its long-term incentive program. The availability of additional Compensation Shares will provide flexibility for future award grants, particularly when there is a decrease in the Company’s Share price and when general market conditions are weak, as well as alternatives to long-term cash incentives.

The Company believes that increasing the number of Compensation Shares while not increasing the overall number of Shares (consequently options) issuable under the Stock Option Plan has two distinct advantages from a shareholder perspective: (a) issuance of Compensation Shares to key personnel more closely aligns the compensation with the interests of the shareholders; and (b) the Company considers the award of Compensation Shares to be an incentive more in-line with current corporate governance practices. In addition, the Company believes amending the treatment of options upon the retirement of an optionee rewards and incentivizes long-term employees and ensures commendable service to the Company is recognized.

In order to comply with the requirements of the TSX and Nasdaq, the Resolution must be approved by an ordinary resolution of shareholders. The proposed amendments of the Stock Option Plan are also subject to regulatory approval by the TSX and Nasdaq.

In the event that the Resolution is not approved by the requisite majority at the Meeting, the exercise period upon the retirement of an optionee will remain at 30 days after the optionee retires. In addition, the Company will be limited in the number of Compensation Shares that it may grant under the Stock Option Plan. Accordingly, the Company may be forced to provide an alternate form of compensation and incentives to its existing and future employees, directors and officers.

Corporate Governance

The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting our shareholders’ interests and maximizing shareholder value.

Guidelines for effective corporate governance of listed companies are established by a number of sources, including:

•	National Instrument 58-101 – Disclosure of Corporate Governance Practices (NI 58-101)
•	National Instrument 58-201 – Corporate Governance Guidelines (together with NI 58-101, the Corporate Governance Disclosure Rules)
•	Sarbanes-Oxley Act of 2002
•	Nasdaq’s corporate governance requirements (the Nasdaq Rules)
•	TSX corporate governance requirements

The Board is of the view that our system of corporate governance meets or exceeds these guidelines.

With the goal of continuously improving and enhancing our corporate governance standards and best practices, since 2010 we have presented a “say on pay” resolution to our shareholders and have adopted a majority voting policy on the election of directors in 2011.

Our overall corporate governance practices are compared with the NI 58-101 guidelines for effective corporate governance in Appendix A to this Circular.

Ethical Business Conduct

As part of its stewardship responsibilities, in February of 2003 the Board adopted formal Standards of Ethical Conduct which were designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure. These standards were revised, amended and restated as a Code of Ethical Conduct in December of 2005 in light of the adoption of the Corporate Governance Disclosure Rules, which was again revised, amended and restated as a Global Code of Ethical Conduct (the Code) in August of 2011 to contemplate, among other things, our Global Anti-Corruption Policy that was adopted in May of 2011 and revised in November of 2013.  The Code is applicable to all of our directors, officers and employees.

The Board, through the Nominating and Governance Committee and the Audit Committee, monitors compliance with the Code and is responsible for the granting of any waivers from the Code to directors or executive officers.  We will disclose any waiver from the requirements of the Code granted to our directors or executive officers in our next subsequent quarterly report.

About the Board

The Board has overall responsibility for corporate governance matters through:

•	The development and approval of corporate policies and guidelines
•	Assisting in the definition of corporate objectives and assessing key plans
•	Evaluating our performance on a regular basis

Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices.  In addition, the Board has developed a mandate which sets out written terms of reference for the Board’s authority, responsibility and function.  This mandate was revised, amended and restated in April 2003, March 2005 and again in November 2005, in light of the adoption of NI 52-110 – Audit Committees, the Corporate Governance Disclosure Rules, the provisions of the Sarbanes-Oxley Act of 2002 and the Nasdaq Rules.  The Board, as a whole or through its committees, periodically reviews and assesses our policies and guidelines, as well as our governance practices, to ensure they are appropriate and current.

The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of Pan American. The Board has a majority of independent directors.  Independence is in part a legal and regulatory construct, but is also evaluated on the basis that such directors are able to act objectively and in an unfettered manner, free from material relationships with us.

The Board has established five committees that each play a role in our business:

•	Audit
•	Health, Safety and Environment
•	Nominating and Governance
•	Human Resources and Compensation
•	Finance

Each committee acts on issues that fall within its particular purview, but also on matters that overlap between committees and ultimately may involve the Board as a whole. The Board has developed charters or mandates for each of its committees which establish their specific roles and responsibilities, and has also adopted governance guidelines for certain of its committees.  Committee members are appointed annually following our annual meeting of shareholders.

In fulfilling its governance responsibilities, the Board has delegated a significant portion of the day-to-day responsibility for corporate governance to the Nominating and Governance Committee.  The Nominating and Governance Committee is responsible for developing and implementing board governance best practices and works closely with our General Counsel and our Corporate Secretary to ensure that the Nominating and Governance Committee is aware of developments and emerging trends in corporate governance.  The Nominating and Governance Committee regularly reports, advises and makes recommendations on governance related matters to the Board.  Please refer to the description of the Nominating and Governance Committee on page 20 for a more detailed description of its composition, function and responsibilities.

In addition, the Board relies on management to ensure we are conducting our everyday business to the appropriate standards and also to provide regular, forthright reports to the Board and its committees.

The Board works with management to develop our strategic direction.  In 2013 both the Board and management held special meetings focussed on strategic planning including discussions relating to:

•	The Company’s long range strategic plan
•	Establishing budgets and financial plans and strategies
•	Competitive developments and corporate opportunities
•	Strategic risks

The Board and management regularly discuss strategic issues at quarterly Board meetings and as needed throughout the year.

Composition of the Board and Independence

The Board currently consists of eight directors, six of whom, Ross J. Beaty, Michael L. Carroll, Christopher Noel Dunn, Neil de Gelder, David C. Press, and Walter T. Segsworth, qualify as independent directors under the Corporate Governance Disclosure Rules and the Nasdaq Rules.  They are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests.  Geoffrey A. Burns and Robert P. Pirooz are related directors who are not independent due to their management positions with us.  As such, the Board is currently 75% independent.  Robert P. Pirooz will not stand for re-election as a director for the ensuing year.

The independent members of the Board meet without the presence of the non-independent directors and management at every regularly scheduled meeting and at such other Board meetings as they deem appropriate.  These in-camera meetings are led by the lead director, Mr. Segsworth.  At present, Mr. Beaty does not attend the in-camera meetings of the independent directors.  In addition, the Audit Committee regularly holds in-camera sessions with our auditor or amongst themselves.  Other committees of the Board also hold in-camera sessions on an ad-hoc basis.

Board Committees

The following is a description of the composition and mandate for each of the committees of the Board.

Audit Committee

The Audit Committee is currently composed of three directors, each of whom is an unrelated and independent director for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the Nasdaq Rules and as required by the Audit Committee Charter.  The Audit Committee regularly holds in-camera sessions without management present.

The chair of the Audit Committee is Michael Carroll.

All members of the Audit Committee are financially literate.  We consider financial literacy to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement.  Mr. Carroll has significant employment experience in finance and accounting - he previously served as chair of the Audit Committee and designated financial expert of Centenario Copper Corporation - and has the requisite professional experience in accounting to meet the criteria of a financial expert within the meaning of section 407 of the Sarbanes-Oxley Act of 2002.

The Audit Committee assists the Board in its oversight functions as they relate to the integrity of our financial statements and accounting processes, and to the independent auditor qualifications and independence.  In this regard the Audit Committee has primary responsibility for our financial reporting, accounting systems and internal controls.  The Audit Committee has the following duties and responsibilities:

•	Assisting the Board in fulfilling its responsibilities relating to our accounting and reporting practices
•	Reviewing our audited financial statements and recommending whether such statements should be approved by the Board
•	Reviewing and approving our unaudited interim financial statements
•	Reviewing and approving our MD&A and any press releases related to the annual and interim financial statements or any MD&A before we disclose this information
•
Recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual meeting of shareholders and, where appropriate, the removal of our independent auditor

•	Recommending to the Board the compensation to be paid to our independent auditor
•	Reviewing the audit engagement and scope of audits to be conducted by our independent auditor
•	Monitoring and evaluating the independence and performance of our independent auditor
•	Overseeing the work of our independent auditor, including the resolution of any disagreements between management and the independent auditor regarding financial reporting
•	Pre-approving all non-audit services to be provided to us by our independent auditor prior to the commencement of such services
•	In consultation with management and the independent auditor, reviewing the integrity, adequacy and timeliness of our financial reporting and internal control structure

•	Monitoring our compliance with legal and regulatory requirements related to financial reporting and disclosure
•	Discussing with management and the independent auditor the adequacy and effectiveness of our financial accounting systems and internal control procedures
•	Reviewing and approving the appointment of our chief financial officer and key financial executives
•
Establishing procedures for the receipt, retention, confidentiality and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters

•	Annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee set out in the Board’s formal written mandate
•	Any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it

The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors and communicate directly with the independent auditor, as it determines necessary to carry out its duties.  We will pay the costs of such advisors.  The Audit Committee also has oversight responsibility for our internal audit group and function, and reviews and assesses internal audit findings.  Additional information relating to the Audit Committee is contained in our Annual Information Form for the year ended December 31, 2014 under the heading “Audit Committee” and in Appendix A thereto.

The Audit Committee has prohibited the use of our independent auditor for the following non-audit services:

•	Bookkeeping or other services related to our accounting records or financial statements
•
Financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls

•
Appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to our financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results

•	Actuarial services
•	Internal audit outsourcing services
•	Management functions or human resources functions
•	Broker-dealer, investment advisor or investment banking services
•	Legal services
•	Expert services unrelated to audits

Human Resources and Compensation Committee

The Human Resources and Compensation Committee (the HRCC) is currently comprised of three directors, each of whom is an independent director as required by the HRCC Mandate, and for the purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules.  In addition, none of the members of the HRCC is currently an executive officer of any other public company.  The HRCC holds in-camera sessions without management present when appropriate.

The chair of the HRCC is Walter T. Segsworth.

The HRCC reviews and makes recommendations to the Board in respect of the overall compensation strategy, salary and benefits, and succession planning, of our executive officers.  In addition, the HRCC is responsible for reviewing any agreements with executive officers that may address retirement, termination of employment or special circumstances, and for the general compensation structure, policies and our incentive programs, as well as delivering an annual report to shareholders on executive compensation.  The HRCC annually reviews and makes recommendations to the Board for approval with respect to annual and long term corporate goals and objectives relevant for determining the compensation for our CEO, and annually reviews the performance of our CEO relative to the goals and objectives established.

More details about the HRCC and its work can be found in the Executive Compensation section of this Circular.

Health, Safety and Environment Committee

The Health, Safety and Environment Committee currently consists of three directors, one of whom, Mr. Geoffrey Burns, is an executive member of the Board.  We believe that the Health, Safety and Environment Committee should have management nominees because they are in the best position to analyze any issues that arise in this area, as well as to effect and implement any desired changes or policies.

The chair of the Health, Safety and Environment Committee is David C. Press.

We recognize that proper care of the environment and the health and safety of our employees is integral to our existence, our employees, the communities in which we operate and all of our operations.  Accordingly, we have directed our operating subsidiaries to conduct all operations in an environmentally ethical manner having regard to local laws, requirements and policies and to our Health and Safety Policy and Environmental Policy (the HSE Policies). Our operating subsidiaries have responsibility for compliance with the HSE Policies, including being committed to, among other things:

•
Complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which they operate, and additional environmental standards and practices that are voluntarily adopted by us

•	Promoting the efficient use of energy and natural resources through recovery, recycling and reuse
•	Exploring, designing, constructing, operating and closing mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts
•	Educating employees regarding environmental matters and promote employee participation in minimizing environmental impacts
•	Conducting regular reviews and reporting findings to management and the Board to ensure compliance with the HSE Policies
•	Promoting open and transparent communication with stakeholders and other interested parties on environmental matters
•
The continual improvement of our environmental performance, the prevention of pollution and the mitigation of environmental impacts through the design and implementation of sound environmental management systems

•	Regularly reviewing our environmental management system to ensure that our environmental objectives and targets are being addressed
•	Prominently display and promote this policy to all employees and contractors and disclose it to all of our stakeholders

The Health, Safety and Environment Committee oversees audits made of all construction, exploitation, remediation and mining activities undertaken by our operating subsidiaries, to assess consistency with the HSE Policies and industry best practices.

Nominating and Governance Committee

The Nominating and Governance Committee currently consists of two directors, each of whom is an independent director as required by the Nominating and Governance Committee Charter, and for the

purposes of both the Corporate Governance Disclosure Rules and the Nasdaq Rules.  The Nominating and Governance Committee holds in-camera sessions without management present when appropriate.

The chair of the Nominating and Governance Committee is Neil de Gelder.

The Nominating and Governance Committee:

•	Oversees the effective functioning of the Board
•	Oversees the relationship between the Board and our management
•	Ensures that the Board can function independently of management at such times as are desirable or necessary
•	Assists the Board in providing efficient and effective corporate governance for the benefit of shareholders
•	Identifies possible nominees for the Board, and reviews nominee and member qualification
•	Ensures that new directors are provided with an orientation and education program
•	Evaluates the performance of each individual director
•	Reviews our Code

The Nominating and Governance Committee also reviews and makes recommendations to the Board with respect to:

•	The independence of each director
•	The competencies, skills and experience that each existing director should possess
•	The appropriate size and composition of the Board
•	The appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to the committees
•	The compensation of our directors in light of time commitments, comparative fees, risks and responsibilities
•	The directorships, if any, held by our directors and officers in other corporations
•	Our corporate governance disclosure

Finance Committee

The Board has a Finance Committee which currently consists of four directors, one of whom, Mr. Geoffrey Burns, is an executive member of the Board.  We believe that the Finance Committee should have management nominees because they have day-to-day knowledge of our financial matters and are in the best position to effect and implement any desired changes or policies.  The purpose of the Finance Committee is to assist the Board in monitoring and reviewing our financial structure, investment policies and financial risk management programs and make recommendations to the Board in connection therewith.

The chair of the Finance Committee is Christopher Noel Dunn.

The Finance Committee’s responsibilities include:

•	Reviewing the policies underlying our financial plan to ensure its adequacy and soundness in providing for our operational and capital plans
•	Reviewing our debt and equity structure
•	Reviewing the establishment and maintenance of a dividend policy
•	Reviewing proposed major financing activities, including any related tax planning
•	Reviewing the method for financing any proposed major acquisitions
•	Assessing policies and procedures for entering into investments and reviewing investment strategies for our cash balances
•	Reviewing our financial risk management program, including any significant commodity, currency or interest rate hedging programs

•	Making recommendations to the Board with respect to the foregoing

Summary of Attendance of Directors

The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2014:

Director	Board	Audit	Human Resources and Compensation	Nominating and Governance	Health, Safety and Environment	Finance	Total Attendance
	6 meetings	6 meetings	5 meetings	3 meetings	3 meetings	4 meetings
Ross J. Beaty	6	-	-	-	-	4	100%
Geoffrey A. Burns	6	-	-	-	3	4	100%
Michael L. Carroll	6	6	-	-	-	4	100%
Christopher Noel Dunn	4	-	4	3	-	4	83%
Neil de Gelder	6	6	-	3	-	-	100%
Robert P. Pirooz	6	-	-	-	-	-	100%
David C. Press	6	6	5	-	3	-	100%
Walter T. Segsworth	6	-	5	-	3	-	100%

Director Compensation

We establish director compensation based on a comparison with other companies in the mining industry and in contemplation of the duties and responsibilities of our directors, both at a Board level and the committee level. Our approach to director compensation is based on offering competitive compensation to recruit and retain highly qualified individuals to serve on our Board.

Executive directors are not paid for their services as directors.

Our independent directors are paid for their services as directors through a combination of retainer and meeting fees. Independent director compensation is not performance-based and they do not participate in compensation programs established for management.

The following table details the retainer and meeting fee structure for our independent directors as at December 31, 2014.

DIRECTOR RETAINER AND MEETING FEES 2014
Type	Amount
Annual Board Chair Retainer	$137,500(1)
Annual Board Retainer (non-Chair)	$110,000
Lead Director Annual Retainer	$10,000
Audit Committee Chair retainer	$16,000
audit Committee Member Retainer	$6,000
Human resources and Compensation Committee Chair Retainer	$10,000
Health, Safety and Environment Committee Chair Retainer	$10,000
Nominating and Governance Committee Chair Retainer	$7,500
Finance Committee Chair Retainer	$7,500
Board and Committee Meeting Fee (Per meeting)	$1,000
Note:
(1) The annual Board chair retainer is paid in Canadian dollars.

Annual Board retainer fees are paid starting on the date of the annual meeting of shareholders at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of our next annual meeting of shareholders.  The independent directors receive their annual board retainer fee, net of applicable taxes, in one of the following three forms:

•	Cash
•	Shares
•	Options to purchase Shares

If a director elects to receive options, the exercise price of such options will be equal to the weighted average trading price of our Shares on the TSX on the five trading days (on which at least one Board lot of the Shares was traded) prior to the grant date. Although the Board may determine otherwise, the options customarily vest immediately and expire ten years after the date on which they were granted.

In 2014, 5 directors elected to receive a cash payment and 1 director elected to receive Shares.

In 2014, the chairman received an annual fee of CAD$137,500, paid in cash net of applicable taxes, plus reimbursable expenses of approximately CAD$137,500 to cover the administrative costs of running the chairman’s office.

We reimburse our directors for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for corporate purposes.

The following table sets forth all amounts of compensation earned by the directors for their services to us during the 2014 calendar year, with the exception of Geoffrey A. Burns and Robert P. Pirooz, who received compensation as executives but did not receive compensation for services as directors.

Name	Fees earned (1)(6) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ross J. Beaty(3)	137,500	-	-	-	-	137,500(4)	275,000
Geoffrey A. Burns	-	-	-	-	-	-	Nil(2)
Michael L. Carroll	158,000	-	-	-	-	-	158,000
Christopher Noel Dunn	147,500	-	-	-	-	-	147,500
Neil de Gelder	41,500	110,000(5)	-	-	-	-	151,500
Robert P. Pirooz	-	-	-	-	-	-	Nil(2)
David C. Press	164,000	-	-	-	-	-	164,000
Walter T. Segsworth	157,000	-	-	-	-	-	157,000

________________

Notes:
(1)	Includes Board annual retainer fees, plus committee retainer fees and all meeting attendance fees.
(2)	Mr. Pirooz and Mr. Burns are executive members of the Board and therefore receive no compensation for services as directors.
(3)	Amounts for Mr. Beaty are shown in Canadian dollars.
(4)	Mr. Beaty receives reimbursement of expenses to cover the administrative costs of running the chairman’s office.
(5)	Mr. de Gelder elected to take his board annual retainer by way of Shares.
(6)	Retainer fees are paid each May for services performed between the Company’s annual meetings.

Director Share Ownership Requirements

In 2012, the Board approved a Share ownership requirement for its non-executive directors in order to enhance director alignment with shareholders and to improve the Company’s overall director compensation practices.  Directors are required to hold a minimum of 5,000 Shares on the later of December 31, 2015 or within three years of joining the board.

Directors’ and Officers’ Liability Insurance

We maintain Directors’ and Officers’ Liability insurance coverage through a primary policy and three excess layers for a 12 month period from September 30, 2014 with an aggregate limit of liability of $40,000,000 to cover our directors and officers and our subsidiaries, individually and as a group.  Included in this $40,000,000 limit is a form of specialty Directors’ and Officers’ Liability coverage being a $10,000,000 limit dedicated to the directors and officers. There is no retention applicable for non-indemnifiable loss, crisis loss, or derivative investigation costs.  We would bear the first $100,000 of any other loss, except in the cases of losses arising in connection with securities claims (a defined term) where the insured company would bear the first $350,000 of any loss.

Executive Compensation

Compensation Discussion and Analysis

Introduction

This section provides information relating to our executive compensation program for 2014.  We refer to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and our two other most highly paid executive officers as our Named Executive Officers or NEOs.  For 2014, our NEOs were:

•	Geoffrey Burns, Chief Executive Officer (President and Chief Executive officer until February 18, 2015)
•	A. Robert Doyle, Chief Financial Officer
•	Steve Busby, Chief Operating Officer
•	Michael Steinmann, President (Executive Vice President, Corporate Development and Geology until February 18, 2015)
•	Andres Dasso, Senior Vice President, Operations

This section also contains the following information:

•	A summary of our 2014 performance
•	Our compensation risk management assessment
•	Compensation governance: the activities and work plan of the HRCC
•	Work performed by compensation consultants
•	Our compensation philosophy, objectives of compensation programs, and peer group consideration
•	Components of executive compensation: 2014 performance criteria and pay decisions for our NEO’s

Summary of Our 2014 Performance

In 2014, we set new production records while continuing our response to declining metals prices:

•	Record silver production of 26.11 million ounces and record gold production of 161,500 ounces
•	Cash costs(1) were $11.46 per ounce of silver, net of by-product credits
•	Mine operating earnings were $8.1 million
•	Advanced the La Colorada expansion project
•	Total dividends paid to common shareholders of $75.8 million, representing $0.50 per Share annually
•	Completed another year of excellent safety performance

______________
Note:
(1)
Cash costs per payable ounce of silver, net of by-product credits, is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash costs per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry.  However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company’s method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company’s cash costs per ounce may not be comparable to similarly titled measures used by other entities.  Please refer to the Company’s MD&A for the year ended December 31, 2014 under the heading “Alternative Performance (Non-GAAP) Measures” for a complete description of these non-GAAP measures.

Performance Graph

The following graph shows the change in value of $100 invested in our Shares between December 31, 2010 and December 31, 2014, compared to a similar investment in the S&P TSX Composite Index, assuming reinvestment of dividends.  The graph also depicts total annual compensation for our NEOs in each particular year from 2010 to 2014 for comparison purposes.

	(CAD$)
	Pan American Silver Corp. Closing Price	Base	S&P TSX Composite	Base
December 31, 2010	$ 40.93	100.00	13,443	100.00
December 30, 2011	$ 22.28	54.62(1)	11,955	88.93
December 31, 2012	$ 18.64	46.12(1)	12,434	92.49
December 31, 2013	$ 12.41	31.89(1)	13,622	101.33
December 31, 2014	$ 10.72	28.57(1)	14,632	108.84
______________
Note:
(1)	Assuming reinvestment of dividends. (1)

The relationship between total compensation of our Named Executive Officers and our performance is graphically depicted above. Although the total annual compensation of our Named Executive Officers does not directly correlate to our cumulative total shareholder return over the five most recently completed financial years, our executive compensation program has reflected significant factors affecting our performance and the mining sector during the period.

The Company has a stock transactions policy, which restrict its employees and their families and other associates in trading or pledging securities. Additionally, key employees who participate in the Stock Option Plan, including executive officers and directors, are restricted from derivative trading and automatic buy or sell orders, and must report any purchase or sale of a Pan American security to the Corporate Secretary of Pan American within four business days.

Compensation Risk Management

Among other things, in designing compensation programs, setting objectives, and making incentive awards, the Board and the HRCC carefully consider potential risks.  During 2014, the HRCC conducted a risk assessment to evaluate the potential risks associated with compensation programs as they relate to short term and long term decision-making by our executives and identified a number of relevant business risks including:

•	Resource estimation and reserve determination
•	Achievement of annual production and cost targets in balance with long-term development requirements at our operations
•	Achieving safety results and meeting environmental requirements

The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features.

As a result of the review, neither the HRCC nor the Board identified any compensation practices that are reasonably likely to have a material adverse effect on us.  The design of compensation programs and Board oversight provide a number of controls to mitigate compensation risks, including the following:

•
Appropriate balance of metrics and weightings: Short-term incentive program objectives include a balance of growth, safety, and operating performance and are approved by the HRCC, providing a balanced focus on our immediate requirements without sacrificing the growth required to sustain our business.  Base salaries are market competitive, thus reducing the over-reliance on variable compensation.

•	Capping of maximum payouts: The short-term incentive program is capped at 200% of target, thus limiting windfall payouts.

•
Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time.  Furthermore, the HRCC feels that stock ownership requirements and the current level of stock ownership encourage the executives to consider long-term performance and multi-year goals in their decision-making.

•
Funding of incentive programs: The short-term incentive program is funded with current cash.  The long-term incentive program is funded with current cash or by the issuance of Shares and options.  Both the short and long-term incentive programs may be changed, amended or suspended at any time at the Board’s sole discretion.  Our Stock Option Plan currently limits the number of Compensation Shares that may be issued on an annual basis to 200,000.

•
Control features/plan governance: Goals and metrics for 2014 were reviewed by the HRCC and approved by the Board.  Final award payout levels and cash incentives to key executives for 2014 were reviewed by the HRCC and approved by the Board, either of which may have exercised their discretion to alter the award amounts.

•
Time horizon of payments or realization of value: Short-term incentive awards for 2014 were made in February of 2015, following the performance year.  The 2014 long-term incentive program option awards vest over two years and have a life of seven years, the RSU awards vest over two years, the performance share units cliff vest in three years, while Compensation Shares issued to employees have a two year hold period during which they cannot be traded.  The recipients of these awards realize an increase or decrease in value based on Share price.

•
Share ownership policies: Senior executives are subject to and are in compliance with a share ownership policy which aligns their interests with those of shareholders.  The share ownership policy is described below.

•	Restrictions on hedging and derivative trading: Company’s executives are prohibited from engaging in hedging or derivative trading with our securities.

•
Clawback provision: Both the short and long-term incentive plans include a clawback provision.  If an executive is determined to be responsible for fraud or misconduct in providing financial or other results in an incentive program, the Board may recoup the entire amount of incentive compensation from the executive.

The HRCC has incorporated an annual compensation risk review into its work plan, reports its findings to the Board on an annual basis, and takes appropriate action to reduce compensation risks when deemed necessary.

Compensation Governance

Composition of the Human Resources and Compensation Committee

As discussed under the section of this Circular titled Board Committees, the purpose of the HRCC is to assist the Board in fulfilling its responsibilities relating to human resources and compensation issues.  In addition, the HRCC reviews, approves and oversees the administration of our share compensation plans.

The HRCC is composed of three independent directors who possess the relevant knowledge and experience to serve on the HRCC and ensure completion of the committee’s mandate.

Mr. Walter Segsworth is currently the chair of the HRCC and has served in this capacity since May 2010.  Mr. Segsworth holds a Bachelor of Science in Mining Engineering from Michigan Tech and has over 43 years of experience in mining in Canada and overseas. Mr. Segsworth has served as an executive of several mining companies including Westmin Resources, where he was President and CEO, and Homestake Mining Company, where he was President and COO.  He currently serves as a director and is a member of the compensation committees for Gabriel Resources Ltd., Roxgold Inc. and Taung Gold International Inc.  Mr. Segsworth is past chairman of both the Mining Associations of British Columbia and Canada and was named British Columbia’s Mining Person of the year in 1996.  His ongoing leadership and executive experience complement his understanding of compensation matters, performance management, and the human resources challenges in the mining industry.

Mr. David Press has served on the HRCC since 2008.   Mr. Press is a mining engineer with almost 40 years of diversified experience in the mining industry.  He has worked in underground and open pit mines across Canada as well as in the United States and Australia.  While with Homestake Mining Company, he held the position of Director, Mine Engineering and Development. In that capacity he provided technical support to all Homestake operations as well as leading the evaluation and investigation efforts for potential acquisitions on a world-wide basis.  Mr. Press graduated from Nottingham University with an honours degree in mining engineering in 1967.  His executive experience and service with the HRCC provide him with a solid background in executive and Board compensation matters.

Mr. Christopher Dunn has served on the HRCC since 2011.  Mr. Dunn has over 25 years’ experience in the investment banking industry, having worked as a Managing Director in London for Goldman Sachs, as well as having been a Senior Managing Director and Head of Global Mining and Metals for Bear Stearns. He is currently the Managing Partner of Ero Resource Partners LLC which is focused on private equity investments in natural resources.  Mr. Dunn’s experience and background provide the required skills and knowledge to oversee compensation and human resource matters.

Role and Activities of the HRCC

In addition to a number of other human resources duties contained in the current mandate, the HRCC performs the following activities, through review and consultation with management, in relation to executive compensation:

•	Reviews the overall compensation philosophy, strategy and policies for our officers and employees
•	Administers our Stock Option Plan and determines its use, from time to time, as a form of compensation for our senior management and employees
•	Reviews incentive compensation program payments, including the annual incentive plan and long-term incentive plan

•	Reviews special compensation, recruiting, and retention programs to address unique circumstances, as and when needed
•	Sets performance goals with the CEO, and reviews the performance of the CEO and other executive officers on an annual basis

The HRCC meets at least three times per year, and holds in camera sessions, without the presence of management, as needed.

Activities of the HRCC in 2014

The HRCC met 5 times in 2014 and, among other things, completed the following activities under its mandate:

•	Reviewed our human resources strategy
•	Reviewed performance of the CEO and other executive officers
•	Performed a review of total compensation for the CEO and other executive officers, adjusting pay mix and adding targets for performance share units
•	Reviewed and recommended senior executive appointments
•	Reviewed and recommended employment agreements
•	Reviewed our compensation philosophy
•	Reviewed and recommended the long-term incentive plan grants, annual incentive plan payments, and long-term contribution plan payments
•	Reviewed change of control provisions in executive employment agreements for the use of double trigger and best practices
•	Reviewed executive officer Share ownership compliance
•	Conducted a compensation risk review
•	Reviewed and updated the HRCC mandate
•	Reviewed compensation consultant work relationships to ensure independence

Management Role in Compensation Decision-Making

Management participates in the compensation decision-making process as follows:

•	The CEO and the VP of Human Resources regularly participate in HRCC meetings, presenting relevant materials to facilitate HRCC decision-making
•	The CEO recommends performance metrics, performance results, and final award levels for the annual incentive program and long-term incentive plan for HRCC and Board consideration
•
Through the CEO and VP of Human Resources, management provides its experiences as to the effectiveness of compensation programs to attract, retain, and reward qualified personnel to oversee our operations

•	Management oversees compensation matters in each office and subsidiary company, within the approved operating budgets and within the parameters of our compensation philosophy

From time to time, other members of the management team are invited to present or participate in meetings.  Management acts in an advisory and informational capacity only and the HRCC maintains strict independence from management.  The Board is ultimately responsible for executive compensation matters.

Use of Compensation Consultants and their Affiliates

The HRCC engaged the services of one compensation consultant during 2014:

•
Mercer (Canada) Limited (Mercer), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc. (MMC), has been used since 2010 to assist the HRCC in determining the compensation for our executive officers

The Company retained Marsh Canada Inc., a separate independent operating company owned by MMC, to provide insurance and brokerage services which were unrelated to executive compensation.

A summary of the fees paid to our compensation consultant and its affiliates for 2013 and 2014 is outlined in the table below:

Name of Consultant	Executive Compensation-Related Fees (CAD$)		All Other Fees (CAD$)
	Amount invoiced in 2014	Amount invoiced in 2013	Amount invoiced in 2014	Amount invoiced in 2013
Mercer	57,047	51,963	Nil	Nil
Marsh Canada Inc.	Nil	Nil	232,575	244,431

Compensation Consultants Retention and Independence

Since December 2010, the HRCC has directly engaged Mercer to ensure independent compensation advice and the relationship continued in 2014.  Under the consulting agreement, the following considerations apply:

•	The HRCC chair approves all work plans
•	Consultants work with management as needed to complete work assignments, but work products are delivered directly to the HRCC chair, with distribution to management if required
•	Additional consulting services are pre-approved by the HRCC

While the HRCC may use compensation consultants to provide additional information and advice in respect of its decision-making, the HRCC makes its determinations independently based on its own experience, analysis and assessments and weighs a broad range of considerations, including current business requirements.

Because of the policies and procedures that Mercer and the HRCC have established, the HRCC is confident that the advice it receives from the individual compensation consultant assigned to us by Mercer is objective and not influenced by Mercer’s or its affiliates’ relationship with us.  These policies and procedures include:

•	The consultant receives no incentive or other compensation based on the fees charged to us for other services provided by Mercer or any of its affiliates
•	The consultant is not responsible for selling other Mercer or affiliate services to us
•
Mercers’ professional standards prohibit the individual consultant from considering other relationships that Mercer or any of its affiliates may have with us in rendering his or her advice and recommendations

•	The HRCC has the sole authority to retain and terminate the executive compensation consultant
•	The consultant has direct access to the HRCC without management intervention
•	The HRCC evaluates the quality and objectivity of the services provided by the consultant each year and determines whether to continue to retain the consultant
•
The protocols set out in the engagement letter with Mercer limit how the consultant may interact with management and govern when and if the consultant’s advice and recommendations can be shared with management

Executive Compensation Decision Making Process

The decision making process related to executive compensation is summarized as follows:

Executive Compensation Philosophy

Our compensation structure is designed to be competitive with the compensation arrangements of other Canadian mining companies with international operations of similar size and scope, to reward the achievement of defined individual and corporate goals, and to align the interests of the executive with shareholders by rewarding performance that is likely to increase shareholder value.

Each executive officer’s position is evaluated to establish skill requirements and level of responsibility, which provides a basis for internal and external comparisons of positions.  In addition to industry comparables, the Board and the HRCC consider a variety of factors when determining both compensation policies and programs, and individual compensation levels.  These factors include:

•	Our long-term interests and the long-term interests of our shareholders
•	Our overall financial and operating performance
•	Recommendations made by independent compensation consultants retained by the HRCC
•	The Board’s and the HRCC’s assessment of each executive’s individual performance and contribution towards meeting corporate objectives

We believe shareholder value is primarily driven by results, both in terms of financial strength and operating measures such as production and mineral reserve and resource growth.  As such, individual and Company performance goals are based on these and other results through the setting of short and long-term performance objectives.  These objectives include, for example, increased safety, mineral reserve and resource growth, project advancement, targets for production and cost reduction.  These objectives are tied directly to our annual budget and long-term plan, which are approved by the Board.  Executives’ performance is also evaluated against expectations for fulfilling their individual responsibilities and goals within their particular employment function and area of expertise, and therefore is a reflection of their contribution to our success and towards meeting our objectives.  As described in more detail below, executive compensation is in many respects dependent on achieving these individual and Company performance results and is, therefore, also linked to the creation of shareholder value.

The HRCC’s objective in considering compensation is to ensure that compensation reflects performance and is fair and reasonable, but that it is also sufficient to attract and retain qualified and experienced executives.

When considering compensation versus our peers, our compensation goal is to understand and define our target base salaries, target total cash, and target total compensation package compared to a peer group of similar companies in the mining industry.  We also consider the actual total cash and actual total compensation of the peer group.

Based on the compensation studies provided by our independent consultant, the HRCC determines compensation ranges for each NEO in order to attract and retain key talent during an unprecedented shortage of experienced and qualified executives in the mining industry.  The HRCC also considers the following factors when considering target compensation for each NEO:

•	The business impact, costs, and time for recruiting a replacement
•	Our current talent pool in the Company
•	Impact and loss of continuity that may arise from vacancies in key leadership positions
•	The high cost of living in Vancouver, British Columbia, where we are headquartered

The Company has traditionally positioned base salaries and target annual and long-term incentive awards at or below the median of its competitive market, but has also provided its executives with the opportunity to earn higher actual total compensation based on superior performance.

When reviewing the compensation for the NEOs in 2014, the HRCC considered our peer group (as described below under the heading “Use of Peer Groups”).  The 25th, 50th, 60th, and 75th percentiles were defined by Mercer in their compensation study.  Overall, based on the Mercer study, the Company’s target total direct compensation levels for the NEOs is well below the 50th percentile and actual total direct compensation is at or below the 50th percentile.  The CEO compensation is below the 25th percentile on both target and actual total direct compensation.

Realizable Pay

To illustrate pay for performance and alignment with long-term shareholder value creation, the concept of realizable pay is presented.  The realizable value of the Company’s long-term incentive payment vehicles (options, restricted shares and RSUs) increases with Share price appreciation and decrease as the Share price decreases.  The tables below illustrate the concept of realizable pay for the CEO over the last three financial years, and reflect the target and realizable value for each of the compensation elements.  The target pay considers the target short-term and long-term incentive award levels, while the realizable pay considers the actual short-term incentive awarded and the value of the long-term incentive awards at the closing Share price at December 31, 2014, assuming awards were vested.

CEO Target Pay (CAD$)
Year	Salary	Bonus	Stock(1)	Options(1)	Other	Total Pay
2014	$700,000	$385,000	$804,996	$0	$220,000	$2,109,996
2013	$700,000	$385,000	$341,250	$113,750	$220,000	$1,760,000
2012	$621,000	$341,550	$403,651	$0	$204,350	$1,570,551
Total 3-Year Target Pay:						$5,440,548

CEO Realizable Pay (CAD$)
Year	Salary	Bonus	Stock(2)	Options(2)	Other(3)	Total Pay
2014	$700,000	$525,000	$757,327	$0	$177,559	$2,159,887
2013	$700,000	$490,875	$324,482	$0	$192,884	$1,708,241
2012	$621,000	$409,860	$284,558	$0	$164,188	$1,479,605
Total 3-Year Target Pay:						$5,347,733
______________
Notes:
(1)	Assumed 50 / 50 split of Stock Options and RSUs / Shares
(2)	Intrinsic value of all equity uses the December 31, 2014 closing stock price of $10.72 CAD, adjusted for election of options and Shares
(3)	For the CEO, intrinsic value of Shares, at December 31, 2014, that were purchased using after-tax retention award

Since awards under the long-term incentive plan are made in restricted shares, options and RSUs, the value of long-term awards varies prior to vesting, and the final payouts realized are directly tied to Share price appreciation. These incentive plan awards may enjoy a higher potential payout in years where shareholders realize more value, but also align the CEO with shareholders when the Share price does not appreciate.  Unlike shareholders, the CEO and other NEOs are also restricted from exercising stock options or from trading Shares during blackout periods or no trade periods and are subject to minimum Share ownership, which further aligns their realizable pay with long-term shareholder interests.

Our compensation practices are regularly monitored by the HRCC and modified as required to ensure we maintain our competitiveness and that we appropriately recognize growth and change within the organization.

Use of Peer Groups

The HRCC uses a number of data sources for executive compensation reviews. These sources include compensation consultants, published compensation studies, and other market data. In addition to sources described above, the HRCC has identified peer groups for salary comparisons. Currently there are only a handful of publically traded, operating, primary silver mining companies. This group is so limited that it is challenging to make appropriate comparisons of growth, operating performance, and other financial metrics. As a result, we have supplemented our primary peer group with other peers that we consider appropriate for benchmarking executive compensation. Our peer group was selected based on the following criteria:

•	Companies that operate in the same labour, industry, and capital markets
•	Companies that are at a similar stage of development and operate producing mines with comparable complexities
•	Companies with multiple operating locations in different jurisdictions
•	Company size, based on a range from 1/2 to 2 times that of our revenues
•	Consideration was given to market capitalization

During 2014, the peer group of companies selected was the following:

Primary Peers	Other Peers
Agnico-Eagle Mines Limited	Alamos Gold
AuRico Gold Inc.	B2Gold Corp.
Centerra Gold Inc.	Hochschild Mining PLC
Coeur Mining	Franco-Nevada Corp
EIdorado Gold Corp.	Fresnillo PLC
Hecla Mining Company	Silver Wheaton Corp.
lAMGOLD Corporation	Tahoe Resources Inc.
New Gold Inc.
Silver Standard Resources Inc.

The following illustrates Pan American’s scope and size relative to the peer group:

	Revenues	Market Capitalization
Primary Peers	Slightly above 50th percentile	Between 50th and 75th percentile
Full Peer Group	Slightly above 50th percentile	Slightly above 50th percentile

Using this above peer group, Mercer provided a compensation study for the NEOs in 2014.  Based on this study and market data, the HRCC reviews and, if appropriate, adjusts base salaries, short-term incentive targets and long-term incentive targets.  The HRCC then makes recommendations for changes to executive compensation to the Board.

Components of Executive Compensation

In 2014, executive officer total compensation is composed of five main components:  base salary, a cash-based short-term annual incentive program (the AIP), a long-term incentive plan (the LTIP), a key employee long term contribution plan (the Retention Plan) and extended group benefits.  Final payments under the Retention Plan were made in 2014, and the plan will not be continued or extended in 2015.  The following table sets out the main components of compensation for our executives and summarizes their key features:

Element	Objective	Key features
Base Salary	• Provide a fixed level of cash compensation for performing day-to-day responsibilities	• Set in the first quarter of each year for the 12-month period of January to December, and reviewed as required
AIP	• Focuses executives on achieving annual operating plan and budget and other short-term objectives	• Annual incentive plan based on corporate goals and objectives

Element	Objective	Key features
LTIP	• Focuses executives on long-term shareholder value, and aligns management’s interests with those of shareholders
•     A minimum of 25% must be provided as RSUs which vest over two years and whose payout value is aligned with Share price performance
•     Stock options that vest over two years with a seven-year expiration period
•     Restricted stock awards with a two-year “no trading” restriction
•     Performance share units which cliff vest over three years and whose cash payout value is aligned with share price performance and relative total shareholder return

Retention Plan	• Retain critical management and skill sets during unprecedented labour shortages in the mining industry
•     Two equal payments over two years, paid in cash
•     Employee must be with the Company at time of payment and all amounts paid are repayable if employee leaves the Company within six months from the date of any payment
•     Final payments under the plan were made in 2014 and the plan will not be continued or extended in 2015

Benefits	• Attract and retain highly qualified executives	• Health, vision, and dental insurance, life insurance, and accidental death and dismemberment insurance

Base Salary

Base salaries are provided to executives as part of the overall compensation package.  Base salaries are designed to attract and retain experienced executives in a highly competitive market.  Base salaries are determined following a review of market data for similar positions in mining companies with international operations of comparable size and scope.  The salary for each executive officer’s position is then determined having regard for the incumbent’s responsibilities, our financial capacity, potential for advancement, and the assessment of the Board and the HRCC of such other matters as are presented by management, including industry comparable base salaries for similar positions.

The HRCC reviewed salaries a number of times in 2014 based on market analysis prepared by Mercer.  The HRCC determined that an inflationary increase and some market increases were necessary in order to maintain competitive base salaries.

The table below shows the base salaries of our Named Executive Officers.

Executive	Base Salary 2013(1) (CAD$)	Base Salary 2014(2) (CAD$)	Percentage change
Geoffrey A. Burns Chief Executive Officer	$700,000	$700,000	0.00%
A. Robert Doyle Chief Financial Officer	$390,000	$415,000	6.41%
Steven L. Busby Chief Operating Officer	$546,500	$546,500	0.00%
Michael Steinmann President	$448,500	$448,500	0.00%

Executive	Base Salary 2013(1) (CAD$)	Base Salary 2014(2) (CAD$)	Percentage change
Andres Dasso Senior Vice President, Operations	$435,500	$435,500	0.00%
______________
Notes:
(1)      As of December 31, 2013.
(2)      As of December 31, 2014.

Annual Incentive Plan (the AIP)

The second component of our executive compensation is an annual cash bonus earned under the guidelines of our AIP.  For all NEOs except the CEO and SVP Operations, AIP payments are determined on the basis of Company and individual performance with 75% of the AIP payment based on our Company performance and 25% based on individual performance.  The CEO’s AIP payment is based 100% on Company performance, while the SVP Operations’ AIP is based 50% on Company performance.  The ratio may be adjusted periodically by the HRCC, depending on the level of Company, departmental or individual focus desired for future years.

An example of the AIP calculation formula is as follows:

Company Incentive Pay = (Total Target Pay) x (Company performance) x 75%
Individual Incentive Pay = (Total Target Pay) x (Individual performance) x 25%
Total Incentive Pay = Company Incentive Pay + Individual Incentive Pay

The AIP Target Pay ranges from 45% to 50% of base salary for our NEOs, other than the CEO whose AIP Target Pay is 55% of base salary.

Both the individual and Company performance components are compared to a set of annual objectives that have been pre-determined and, in the case of Company performance, approved by the Board.

Company performance objectives include targets for safety, mineral reserve and resource growth, project advancement, silver production, and operating cost and are tied directly to our annual budget, which is also approved by the Board.

Individual performance is based on weighted goals established within each individual’s primary area of responsibility and a substantial portion of each individual’s objectives are linked to supporting the achievement of Company performance objectives.  Company and individual performance are then determined by evaluating the level of achievement of the pre-determined targets on a 0% - 200% basis.  Payouts under the program are capped at 200% of target.

The table below shows AIP targets for our NEOs, as well as notional minimum and maximum payouts.

Executive	Base Salary(1) (CAD$)	Target of base salary	Minimum (0%) (CAD$)	Maximum (200%) (CAD$)
Geoffrey A. Burns Chief Executive Officer	$700,000	55%	$0	$770,000
A. Robert Doyle Chief Financial Officer	$415,000	45%	$0	$373,500
Steven L. Busby Chief Operating Officer	$546,500	50%	$0	$546,500

Executive	Base Salary(1) (CAD$)	Target of base salary	Minimum (0%) (CAD$)	Maximum (200%) (CAD$)
Michael Steinmann President	$448,500	50%	$0	$448,500
Andres Dasso Senior Vice President, Operations	$435,500	45%	$0	$391,950
_____________
Note:
(1)      Base salary as of December 31, 2014.

The table below shows AIP targets and weightings for our NEOs.

Executive	AIP Target (% of Base Salary)	Weighting on Corporate Performance	Weighting on Individual Performance
Geoffrey A. Burns Chief Executive Officer	55%	100%	0%
A. Robert Doyle Chief Financial Officer	45%	75%	25%
Steven L. Busby Chief Operating Officer	50%	75%	25%
Michael Steinmann President	50%	75%	25%
Andres Dasso Senior Vice President, Operations	45%	50%	50%

For 2014, our corporate performance rating against pre-established annual objectives was 137.5%, and is described in further detail below. AIP awards are paid in the year following the year in which the recipient’s performance is assessed.  AIP awards were paid in February, 2015 with respect to performance in 2014.

The HRCC recognizes that situations may arise in which unforeseen circumstances may cause formulaic compensation decisions to be inappropriate.  In these circumstances, the formulas may lead to unwanted results that do not accurately reflect real performance and the Board will ultimately determine final compensation within the context of the objectives and current business environment.  Under the AIP, the HRCC and Board may exercise its discretion in response to special circumstances by, among other things:

•	Suspending or modifying the AIP
•	Deferring, reducing, or cancelling all or part of the AIP payment due, for business reasons
•	Limiting the corporate portion of the AIP payment to 75% of target in the event of a significant environmental or safety incident, as defined by the Health, Safety, and Environmental Committee
•	Recognizing extraordinary achievement or special circumstances by increasing the overall performance by up to 25%

For example, the Board elected not to pay the 2008 AIP due to metal price and market conditions notwithstanding that Company and individual performance could have justified an AIP payment.

Company Performance Objectives – 2014

Performance Category	Metrics	Weighting	Result	Weighted Performance
Safety
•   Maintain a lost-time injury frequency (LTIF) of 1.7 or better
•   Maintain a lost-time injury severity (LTIS) of 800 or better
•   Eliminate fatalities
•   Achieve “zero” significant environmental incidents(2)
		25% 10%	• LTIF was 1.14 • LTIS was 357 • Fatality objective not met • Zero significant environmental incidents	40% 20%
Reserve Replacement	• Replace 65% mined reserves by finding 22.4 million contained ounces of silver through exploration programs	10%	• Goal not met	0%
Growth	• Acquire one asset or begin an internal expansion of a PAA asset, which has a high probability of delivering significant additional production before the end of 2016 at an acceptable rate of return, excluding La Colorada expansion. (5%) • Progress the La Colorada expansion project during 2014 by awarding contract for shaft construction, completing shaft engineering, completing critical underground development, and identifying/procuring long-lead equipment. (10%)	15%	• Acquisition and expansion goal not met. • Completed underground development in 2014. Commenced drift development towards Estrella on schedule. Selected shaft construction contractor and commenced detail engineering by year-end. Advanced sulphide plant engineering, procurement and fabrication 6 months in advance of capital appropriation request (CAR) schedule. Commenced pilot hole for shaft raise bore hole in December 2014. Remained on schedule and within CAR expenditures budget in 2014	15%
Operating Performance(1)	• Deliver on silver production (25.75M ounces), cash cost guidance ($12.70 per ounce), and spend less than 95.5M on sustaining capital.	45%	• 2014 silver production was 26.11M ounces, and record gold production of 161.5k ounces • 2014 cash costs were $11.46 per ounce of silver • Sustaining capital expenditures were $99.1M	62.5%
Discretionary Component		Up to 25%	• Not awarded	0%
Total:		105%		137.5%
____________
Note:
(1)	Cash costs per ounce are non-GAAP measures. Please see note on page 25.

Detailed Summary of 2014 Performance

A breakdown of the performance in each performance category is set out below.

Safety

Safety is a top priority for us and safety objectives are set each year.  For 2014, safety objectives and performance factors were set at the following:

Factor	.5	1.0	1.5	2.0
• Maintain an LTIF of 1.7 or better (10%)	1.8	1.7	1.6	1.5

• Maintain an LTIS of 800 or better (10%)	1,000	800	700	600

• Eliminate fatalities (5%)	Fatal accident	Fatal accident	Fatal accident	No fatalities

• Achieve excellence in environmental management as measured by significant environmental incidents (10%)	3 SEIs	2 SEIs	1 SEI	No SEIs

Safety efforts continued to evolve at all operations.  Final safety results were the following:

•
We maintained a lost-time injury frequency (LTIF) of 1.14, achieving a performance rating of 20% against a target of 10%.  We maintained a lost-time injury severity (LTIS) of 357, achieving a performance rating of 20% against a target of 10%

•	Despite the Company maintaining excellent safety statistics, we did have one fatality in 2014, thus achieving a performance rating of 0% against a target of 5%
•	During the year, we had no significant environmental incidents, achieving a performance rating of 20% against a target of 10%.

LTIF is calculated as follows: (number of accidents x 1,000,000 hours) / (total hours worked).  LTIS is calculated as follows: (number of work days lost x 1,000,000 hours) / (total hours worked).

Reserve Replacement

For 2014, the reserve replacement objectives and performance factors were set at the following:

Factor	.5	1.0	1.5	2.0
• Replace 65% mined reserves by finding 22.4M contained ounces through exploration programs (10%)	Replace 50%	Replace 65%	Replace 80%	Full replacement of 2014 production

Since the minimum 50% reserve replacement threshold was not reached, the performance factor was “0”, yielding no award for reserve replacement.

Project Development

For 2014, project development goals and performance factors were set at the following:

Factor	.5	1.0	1.5	2.0
•      Acquire one asset or begin an internal expansion of a PAA asset, which has a high probability of delivering significant additional production before the end of 2016 at an acceptable rate of return. (5%)
	1 million oz. Ag	2.5 million oz. Ag	3.0 million oz. Ag	3.5 million oz. Ag
•       Progress the La Colorada expansion project during 2014 by awarding contract for shaft construction, completing shaft engineering, completing critical UG development, and identifying/procuring long-lead equipment. (10%)
	Complete 90% of budgeted underground development meters	Complete 2014 objectives (complete underground development meters and substantially advance shaft engineering)	Significantly accelerate schedule within approved CAR expenditures	Initiate shaft pilot hole or 1st round sinking before year-end

No acquisitions were completed during the year nor did we begin additional expansion projects, so the performance factor was “0,” yielding an award of 0%.

For the La Colorada expansion, we completed underground development in 2014, and commenced drift development towards Estrella on schedule.  The shaft construction contractor was selected and we commenced detail engineering by year-end.  Sulphide plant engineering, procurement, and fabrication were advanced 6 months ahead of CAR schedule.  Furthermore, we commenced the pilot hole for shaft raise bore hole in December 2014, while remaining on schedule and within CAR expenditures budget in 2014. With these achievements at the project, we scored a performance factor of 1.5, yielding an award of 15% on this objective.

Production and Costs

For 2014, production and cost goals and performance factors were set at the following:

Factor	.5	1.0	1.5	2.0
• Deliver on silver production (20%)	25.25M oz Ag	Low Guidance of 25.75M ounces	26.25M ounces	High guidance of 26.75M ounces
• Deliver on cash cost (1) guidance (20%)	<$13.20	<$12.70	<$12.20	<$11.70
• Control sustaining capital expenditures (5%)	Spend less than $100.5M	Spend less than the budgeted $99.5M	Spend less than $90.5M	Spend less than $85.5M
____________
Note:
(1)    Cash costs per ounce are non-GAAP measures.  Please see note on page 25.

With the combined record silver production of approximately 26.11 million ounces, and record gold production of 161,500 ounces, we scored a performance rating of 1.0, yielding an award of 20% versus a target of 20% on this objective.  Consolidated cash costs were $11.46 per ounce of silver which far exceeded the goal of $12.70 per ounce.  Thus resulting in a performance rating of 2.0, or a total award of

40% versus a target of 20%with respect to the cash cost objective.  For sustaining capital, we spent $99.1M, for a performance rating of 0.5 and an award amount of 2.5% versus a target of 5%.

2014 AIP Awards

The table below summarizes the awards granted to NEOs under the 2014 AIP, as a percentage of overall target achieved (combined corporate and individual) and total award:

Executive	2014 Base Salary (CAD$)	Award Percentage of Target	Total award (CAD$)
Geoffrey A. Burns Chief Executive Officer	$700,000	137.50%	$529,375
A. Robert Doyle Chief Financial Officer	$415,000	133.10%	$248,611
Steven L. Busby Chief Operating Officer	$546,500	133.60%	$365,130
Michael Steinmann President	$448,500	133.40%	$299,093
Andres Dasso Senior Vice President, Operations	$435,500	136.30%	$267,016
______________
Note:
(1)
Annual Incentive Plan awards are paid in the calendar year following the year in which the employee’s performance is assessed.  For example, the Annual Incentive Plan award referenced for 2014 was paid in February 2015.

Long-Term Incentive Plan (the LTIP)

The third component of executive compensation is the granting of RSUs, stock options, and issuance of Compensation Shares pursuant to the Company’s LTIP guidelines. In early 2014, the Board approved the addition of PSUs to the Company’s LTIP, with grants to be considered in late 2014.  The Board, subject to any necessary approvals by regulatory authorities, may grant stock options and Compensation Shares on an annual basis to senior managers and officers pursuant to our Stock Option Plan as set out on page 44.  We believe that the mix of RSUs, stock options, and Compensation Shares, along with the newly approved PSUs, provides the best vehicle to help attract and retain employees by providing them with an opportunity to participate in our future success and to align the interests of our employees with our interests and the interests of our shareholders. The LTIP was initially approved by the Board on December 9, 2005 and was amended in 2008, 2010 and 2012.  The LTIP was further amended in early 2014 to add PSUs.

The terms of the LTIP were developed to provide guidelines to the Board regarding the grant of stock options and Compensation Shares under our Stock Option Plan to those holding senior management positions with us.  Awards in connection with LTIP guidelines are limited to key management positions that have responsibility for influencing our policy, strategy and the long-term performance.  No options, Shares or other securities are issued directly under the LTIP.

The LTIP was designed to create a sense of ownership by our key employees and to link the compensation of such employees with our performance.  It provides guidelines for calculating an incentive target award for each of our eligible employees related directly to each employee’s position, long-term potential, and long-term contributions to us.  Targets are based on an employee’s base salary and are dependent on an employee’s responsibilities and contribution with regard to our long-term performance.

The formula for the LTIP calculation is as follows:

Base Salary x Target %

LTIP targets range from 55% to 60% of base salary for our NEO’s, other than the Chief Executive Officer whose target is 115% of base salary.  The following table summarizes the target percentages and amounts for each NEO:

Executive	Base Salary (CAD$)	Target Percentage (CAD$)	Target Amount (CAD$)
Geoffrey A. Burns Chief Executive Officer	$700,000	115%	$805,000(1)
A. Robert Doyle Chief Financial Officer	$415,000	55%	$228,250
Steven L. Busby Chief Operating Officer	$546,500	60%	$327,900
Michael Steinmann President	$448,500	60%	$269,100
Andres Dasso Senior Vice President, Operations	$435,500	55%	$239,525
_____________
Note:
(1)	Includes PSUs. In early 2014, the PSU target for the CEO was 50% of base salary.

For NEOs other than the CEO, the 2014 the LTIP consisted of annual grants of restricted shares, RSUs, and/or options to participants to buy Shares of the Company.  At least 25% of the total annual award is comprised of RSUs.  For the remaining 75% of the award amount, participants may elect a mix of restricted shares, RSUs, and option grants.

For the CEO, a target amount representing 50% of base salary is granted in PSUs.  For the remaining amount, which represents 65% of base salary, the grant may consist of restricted shares, RSUs, and/or options to buy Shares of the company, based on the election of the participant.

For Share awards, participants are issued Shares, with a two (2) year “no trade” legend, and are therefore required to hold the Shares for a minimum of two years.  There is no gross-up on Share awards, making the Share component of all awards net of required withholding taxes.

RSUs vest in two tranches, 50% on the first anniversary of the grant date and 50% on the second anniversary of the grant date.  RSUs entitle the holder to receive an amount equal to the value of the underlying Share at the end of the RSU’s term plus the cash equivalent of any dividends distributed by the Company during the term.

For option awards, no options vest immediately.  50% of options granted in a particular year vest on the one year anniversary of being granted, and the other 50% on the second anniversary of being granted.  The options expire after seven years as set out under the LTIP guidelines.

PSUs are notional Share units that mirror the market value of the Shares.  PSUs promote the alignment of shareholder and employee interests by tying the value of the PSUs to the value of the underlying Shares and to the performance of the Company.  The vesting period also supports longer-term decision making.  Each vested PSU entitles the participant to a cash payment equal to the value of an underlying Share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed by the Company during the three-year Performance Period (as defined below). PSU grants will vest on the date that is three years from the date of grant, subject to certain exceptions in the case of voluntary termination or retirement for long-term employees and death or total disability, and unless otherwise determined by the Board.  PSUs cannot be redeemed and will not be paid out unless and until they vest in accordance with their terms.  Performance results at the end of the Performance Period relative to pre-determined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant. The Board has the discretion to vary the amount paid or the payout calculation at the end of the Performance Period to take into account unusual circumstances or other factors that may have had, in the opinion of the Board, a significant effect on the achievement of the performance-based criteria.

The HRCC and Board awarded a PSU grant under the LTIP in 2014 to the CEO only.  The HRCC will make recommendations to the Board with respect to the value of grants to be given to each participant. The number of PSUs ultimately granted is determined by dividing the grant value approved by the Board by the unit value of each PSU.  The unit value for each PSU  is set equal to the volume weighted average trading price of the Shares on the TSX during the twenty trading days on which at least one board lot of Shares is traded prior to the date the PSUs are granted.

The Board has determined that the initial measure by which the Company’s performance will be assessed in connection with the PSUs is Pan American’s total shareholder return (TSR) over the three-year term from the date of grant (the Performance Period) in comparison to a peer group of comparable precious metals companies determined at the time of grant. TSR is defined as the total return to a shareholder on an investment in a Share over a designated period of time and is comprised of stock price appreciation or depreciation at the end of the period, plus dividends and any other cash equivalent distributions during the period. With respect to the PSUs, TSR will be calculated using the volume weighted average trading price of the Shares on the TSX during the twenty trading days on which at least one board lot of Shares is traded immediately prior to the date of the grant and again immediately prior to the last day of the Performance Period.  TSRs for Pan American’s peers will be assessed using the same methodology and then compared to Pan American’s TSR.

For the CEO’s 2014 PSU award, the peer group used for benchmarking TSR performance was selected based on the following criteria:

•	Companies in the precious metals mining segment
•	Companies with similar revenues and market capitalization
•	Companies with similar scope and complexity of operations and projects
•	Companies that compete for investment dollars

Based on the above, the following companies were selected:

•	Coeur Mining Inc
•	Endeavour Silver Corp
•	First Majestic
•	Fortuna Silver
•	Fresnillo PLC
•	Hecla Mining Co
•	Hochschild Mining PLC
•	Silver Standard Resources Inc
•	Tahoe Resources Inc
•	Market price of silver (SLV)

We note that the market price of silver (i.e., the silver ETF) is included in the performance peer group as it represents an alternative investment opportunity.

The relative TSR performance scale and the corresponding number of units that will vest as a percentage of the number of units that were granted are as follows:

Performance Level	TSR Percentile Ranking vs Peer Group	Multiplier (% Vested)
Maximum	75th Percentile of above	150%
Target	50th Percentile	100%
Minimum	25th Percentile or below	50%

The HRCC and Board consider the following when making award determinations under the LTIP: senior management’s recommendations, the employee’s performance evaluation, the employee’s long-term potential with us, and our performance.  The HRCC meets in-camera to determine the award level for the CEO after completing his performance evaluation.

The LTIP can be modified or suspended at any time at the Board’s discretion.   Modifications may include, but are not limited to, changes of award targets, changes in performance metrics, and changes to, or final determination of, the mix of award vehicles.

LTIP Awards for 2014

In 2014, the following awards were made under the LTIP:

Executive	Target (CAD$)	Percentage of Target Awarded	Amount Awarded in Shares (CAD$)(1)	Amount Awarded in Options (CAD$)(1)	Amount Awarded in RSUs (CAD$)	Amount Awarded in PSUs (CAD$)	Total amount awarded (CAD$)
Geoffrey A. Burns Chief Executive Officer	$805,000	100%	341,250	0	113,750	350,000	805,000
A. Robert Doyle Chief Financial Officer	$228,250	100%	114,125	57,063	57,063	0	228,250
Steven L. Busby Chief Operating Officer	$327,900	100%	245,925	0	81,975	0	327,900
Michael Steinmann President	$269,100	100%	0	134,550	134,550	0	269,100
Andres Dasso Senior Vice President, Operations	$239,525	100%	119,763	0	119,763	0	239,525
_____________
Notes:
(1)
In December, 2014, the Company awarded Shares with a two year holding period, and RSUs, both at a value of $11.58 per unit/Share.  The Company used as its assumptions for calculating fair value a risk free interest rate of 1.2%, weighted average volatility of 50%, expected lives ranging from 3.5 to 4.5 years based on historical experience, dividend yield of 3.4% and an exercise price of CAD $11.58 per Share.  The weighted average fair value of each option was determined to be CAD $3.51.

(2)	In 2014, the Board approved the issuance of 30,408 PSUs based on a value of CAD$11.51 per share.

Stock Option and Compensation Share Plan

The Stock Option Plan, which governs our issuance of stock options and Compensation Shares, was established by the Board on May 13, 2008 (and approved by shareholders on May 13, 2008) and was amended on May 10, 2010.  The Stock Option plan complies with the rules set forth for such plans by the

TSX and Nasdaq.  Awards of stock options or Compensation Shares under the Stock Option Plan are granted in accordance with the guidance provided by the LTIP.  The Stock Option Plan contemplates: (i) the granting of options to purchase Shares and/or (ii) the direct issuance of Compensation Shares to our executive officers, directors and service providers.

Granting Options and Compensation Shares

Any grant of options under the Stock Option Plan will be at the discretion of the Board, and the term of any options granted will also be at the discretion of the Board, but will not be in excess of ten years.  The Stock Option Plan also gives authority to the Board to issue up to 200,000 Compensation Shares in each calendar year. The maximum number of Shares which may be issued pursuant to options granted or Compensation Shares issued under the Stock Option Plan may be equal to, but will not exceed 6,461,470 Shares.  The number of Shares which may be issuable to any one optionee under the Stock Option Plan together with all of our other previously established or proposed Share compensation arrangements, shall not exceed 5% of the total number of our issued and outstanding Shares on a non-diluted basis.

The number of Shares which may be issued to Insiders under the Stock Option Plan, together with all of our other previously established or proposed Share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of our issued and outstanding Shares on a non-diluted basis.  In addition, the number of Shares which may be issuable under the Stock Option Plan, together with all our other previously established or proposed Share compensation arrangements, within a one year period:  (i) to insiders in aggregate, shall not exceed 7% of the outstanding issue; (ii) to one optionee who is an insider or any associates of such insider, shall not exceed 2% of the outstanding issue: and (iii) to any non-employee director, other than the chair of the Board, shall not exceed an equity award value of $100,000 (other than options or Shares granted or taken in lieu of cash fees).

Exercise of Options

The exercise price of options granted under the Stock Option Plan will be the weighted average trading price of our Shares on the TSX for the five trading days prior to the grant date.  The Stock Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested options and receive, in lieu thereof, a number of fully paid Shares. The number of Shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested options tendered for disposition multiplied by the difference between the market price and the option price of all Shares subject to the tendered unexercised vested options by the market price of one Share.

Termination of Options

Under the Stock Option Plan, options are non-assignable and non-transferable, and subject to such vesting provisions as the Board in their sole discretion shall determine. Where an option holder’s employment with us is terminated, other than for cause or by reason of death or disability, options granted under the Stock Option Plan will terminate on the earlier of:

•	The expiry date of the options
•	30 days after termination of employment

In the event of termination for cause, the options will terminate immediately upon the date which the individual ceases to be a director, officer or service provider.

In the event the individual ceases to be a director, officer or service provider due to death or disability, the options granted under the Stock Option Plan will terminate upon the earlier of:

•	The expiry date

•	12 months after the date of death or disability

Adjustment Provisions

The Stock Option Plan also contains an adjustment mechanism to alter the exercise price or number of Shares issuable under the Stock Option Plan upon a Share reorganization, corporate reorganization or other such event not in the ordinary course of business.  In the event of a take-over bid or change of control, 50% of an option holder’s unvested outstanding options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, provided that: (i) any options that are unvested or unexercised by the completion of the take-over bid or change of control become null and void; and (ii) in the event the take-over bid or change of control is not completed within 90 days of the proposed completion date, the option holder will be refunded any payments made to exercise the options, the exercised options will be reissued, and the purported exercise of the options will be null and void.

Black Out Period

Except where not permitted by the TSX, where an option expires during a time when, pursuant to any of our policies, any of our securities may not be traded by certain persons as designated by us, including any holder of options under the Stock Option Plan (the Black Out Period) or within ten business days following the end of such Black Out Period, the term of such options will be extended to the end of day that is ten business days following the end of the applicable Black Out Period.

Amending the Stock Option Plan

The Stock Option Plan provides that the Board may make certain limited amendments to the Stock Option Plan or any option without shareholder approval, including

•
Amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Stock Option Plan or any related option agreement

•	A change to the vesting provisions of an option
•	Extensions to the term of an option held by a person (other than an insider)
•	Accelerating the expiry date of an option
•	Amending the definitions contained within the Stock Option Plan
•	Amending or modifying the mechanics of the exercise of options (except with respect to the requirement that full payment be received for the exercise of options)
•	Amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX and Nasdaq
•	Amendments relating to the administration of the Stock Option Plan
•	Amendments that are necessary to suspend or terminate the Stock Option Plan
•
Any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and Nasdaq)

The Stock Option Plan expressly requires shareholder approval for:

•	Amendments that increase the number of Shares issuable under the Stock Option Plan, except in certain circumstances as contemplated in the Stock Option Plan
•	Any reduction in the option price of an option if the optionee is not an insider at the time of the proposed amendment
•	Amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq)

The Stock Option Plan expressly requires disinterested shareholder approval for:

•	Amendments to the Stock Option Plan that could result at any time in the number of Shares reserved for issuance under the Stock Option Plan to insiders exceeding 10% of the outstanding issue
•	Any reduction in the option price of an option if the optionee is an insider at the time of the proposed amendment
•	Amendments requiring disinterested shareholder approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and Nasdaq)

Options Currently Outstanding

As at March 30, 2015, there were options outstanding under the Stock Option Plan to acquire up to 1,194,301 Shares which represents 0.79% of our non-diluted Share capital. Under the Stock Option Plan, we have reserved a maximum of 6,461,470 Shares, which represents 4.26% of our non-diluted Share capital, which may be issued pursuant to options granted or Compensation Shares issued.

We provide no financial assistance to facilitate the purchase of Shares to directors, officers or employees who hold options granted under the Stock Option Plan.

The following table sets forth information concerning the issuance of Shares under the Stock Option Plan for the financial year ended December 31, 2014.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
Equity compensation plans approved by securityholders	1,385,163	$13.96	3,439,871(1)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,385,163	$13.96	3,439,871
____________
Note:
(1)	Shares issuable as Compensation Shares or Shares to be issued upon the exercise of options pursuant to the Stock Option Plan.

Key Employee Long Term Contribution Plan (the Retention Plan)

The Retention Plan was approved by our directors in June 2008 in response to the intensely competitive labour market in the mining sector in early 2008, during which period highly qualified and experienced professionals were being actively approached and recruited by other mining and exploration companies.  The Retention Plan was designed to reward certain of our key employees over a fixed time period for remaining with us.

The Retention Plan was amended in 2009 for all participants, with remaining payments extended over four years instead of three years, as originally approved.  The Retention Plan was originally a four-year plan with a percentage of the total retention bonus payable at the end of each year of the program provided that the individual is still our employee.  The Retention Plan design consisted of three bonus levels that were commensurate with various levels of responsibility, and provided for a specified annual payment for four years beginning in June 2008.  The terms of the Retention Plan contemplated that the annual contribution award be paid in the form of either cash or Shares.  However, no Shares were to be issued from the treasury pursuant to the Retention Plan without the prior approval of the Retention Plan by our shareholders and any applicable securities regulatory authorities.

The Chief Executive Officer was not an eligible participant under the Retention Plan, but has a separate retention program (the President and CEO Retention Plan) that was instituted for the same purpose as the Retention Plan.  The terms of the President and CEO Retention Plan were substantially similar to the Retention Plan, providing for a specified annual payment for four years which started in June 2008.  However, unlike eligible individuals under the Retention Plan, the recipient under the President and CEO Retention Plan was required to use the after-tax award to purchase our Shares on the open market within a specified time period and further required that the recipient hold those securities for a defined period of time.

Based on the competitive labour market for executive talent in the mining industry, in 2012, the Board extended the retention plan for an additional two years, to June 2014.  Under the extension each NEO, other than the CEO received a retention payment of $137,500 in June 2014, subject to the same terms as the existing program.  For the CEO, the President and CEO Retention Plan was also extended, providing a retention payment of $220,000 in June 2014.

The Board has reviewed the Retention Plan and President and CEO Retention Plan and has decided not to continue the programs beyond 2014.

Benefits

The last component of our executive compensation is benefits.  We make available an array of quality group benefit alternatives to address our employee’s health and other needs, and those of their dependents. We consider these benefits necessary to be competitive in the current market.

Summary Compensation Information

The following table sets forth information concerning all awards outstanding for each Named Executive Officer during our most recently completed financial year.

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD$)(1)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)(1)
Geoffrey A. Burns Chief Executive Officer	31,653 9,652 51,836 33,654	25.18 40.22 24.90 11.49	Jan 4, 2015 Dec 10, 2017 Dec 9, 2018 Dec 13, 2020	0 0 0 0	62,863	673,892	0
A. Robert Doyle Chief Financial Officer	14,771 4,606 8,147 10,305 31,731 16,258	25.18 40.22 24.90 18.53 11.49 11.58	Jan 4, 2015 Dec 10, 2017 Dec 9, 2018 Dec 7, 2019 Dec 13, 2020 Dec 12, 2021	0 0 0 0 0 0	15,510	166,262	0

	Option-based Awards				Share-based Awards
Name	Number of Securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options (CAD$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (CAD$)(1)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)(1)
Steven L. Busby Chief Operating Officer	22,342 12,643 40,389 50,661 72,759	25.18 40.22 24.90 18.53 11.49	Jan 4, 2015 Dec 10, 2017 Dec 9, 2018 Dec 7, 2019 Dec 13, 2020	0 0 0 0 0	23,391	250,746	0
Michael Steinmann President	22,052 6,478 38,814 27,697 39,808 38,334	25.18 40.22 24.90 18.53 11.49 11.58	Jan 4, 2015 Dec 10, 2017 Dec 9, 2018 Dec 7, 2019 Dec 13, 2020 Dec 12, 2021	0 0 0 0 0 0	14,548	155,955	0
Andres Dasso Senior Vice President, Operations	17,893 5,288 8,896	25.18 40.22 24.90	Jan 4, 2015 Dec 10, 2017 Dec 9, 2018	0 0 0	26,973	289,145	0
____________
Note:
(1)	Based on the closing price of our Shares on the TSX as at December 31, 2014 being $10.72 CAD.

The following table sets forth information concerning the value of all option and Share based awards that have vested and non-equity compensation that has been earned by each of our Named Executive Officers for the financial year ended December 31, 2014.

Name	Option-based awards – Value vested during the year (CAD$)	Share-based awards – Value vested during the year (CAD$)	Non-equity incentive plan compensation – Value earned during the year (CAD$)
Geoffrey A. Burns Executive Officer	0	197,677	749,375
A. Robert Doyle Chief Financial Officer	0	100,000	381,755
Steven L. Busby Chief Operating Officer	0	105,059	498,274
Michael Steinmann President	0	72,810	432,237
Andres Dasso Senior Vice President, Operations	0	199,303	404,516

The following table sets forth a summary of the total compensation paid to, or earned by, each NEO during our three most recently completed financial years.

Name and Principal Position	Year	Salary (CAD$)	Share-based awards (CAD$) (1)(2)	Option-based awards (CAD$) (2)	Non-equity incentive plan Compensation (CAD$)		Pension value (CAD$)	All Other Compensation (CAD$) (4)	Total Compensation (CAD$)
					Annual incentive plans(3)	Long-term incentive plans
Geoffrey A. Burns Chief Executive Officer	2014 2013 2012	700,000 700,000 621,000	805,000 341,250 403,651	0 113,750 0	529,375 490,875 409,860	n/a	n/a	220,000 220,000 204,350	2,254,375 1,865,875 1,638,861
A. Robert Doyle Chief Financial Officer	2014 2013 2012	415,000 390,000 351,500	171,188 107,250 144,994	57,063 107,250 48,331	248,611 222,666 186,647	n/a	n/a	137,500 137,500 125,000	1,029,362 964,666 856,472
Steven L. Busby Chief Operating Officer	2014 2013 2012	546,500 546,500 528,000	327,900 81,975 79,200	0 245,925 237,600	365,130 363,764 326,040	n/a	n/a	137,500 137,500 125,000	1,377,030 1,375,664 1,295,840
Michael Steinmann President	2014 2013 2012	448,500 448,500 433,000	134,550 134,550 129,900	134,550 134,550 129,900	299,093 298,533 270,625	n/a	n/a	137,500 137,500 125,000	1,154,193 1,153,633 1,088,425
Andres Dasso Senior Vice President, Operations	2014 2013 2012	435,500 435,500 420,500	239,526 239,525 231,275	0 0 0	267,016 271,915 229,908	n/a	n/a	137,500 137,500 125,000	1,079,542 1,084,440 1,006,683
_____________
Notes:
(1)	In 2014, the Board approved the issuance of 30,408 PSUs based on a value of CAD$11.51 per share.

(2)
In December, 2014, the Company awarded Shares with a two year holding period, and RSUs, both at a value of CAD$11.58 per unit/Share.  The Company used as its assumptions for calculating fair value a risk free interest rate of 1.2%, weighted average volatility of 50%, expected lives ranging from 3.5 to 4.5 years based on historical experience, dividend yield of 3.4% and an exercise price of CAD $11.58 per Share.  The weighted average fair value of each option was determined to be CAD $3.51.

(3)
Annual Incentive Plan awards are paid in the calendar year following the year in which the employee’s performance is assessed.  For example, the Annual Incentive Plan award referenced for 2014 was paid in February 2015.

(4)	These amounts reflect payments made under the Retention Plan and the President and CEO Retention Plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Involuntary Termination Without Cause and Change of Control

Each of our Named Executive Officers is currently engaged under an employment contract. Each of these contracts is for an indefinite term and each provides for a base salary (as may be adjusted annually by such amount as the Board determines upon recommendation by the HRCC), discretionary bonus, grant of stock options, vacation time, and various benefits including life, disability, medical and dental insurance.  The employment contracts also provide for termination payments in certain circumstances and a double trigger change of control provision.

With respect to the employment contracts for Mr. Doyle, Mr. Busby, Mr. Steinmann and Mr. Dasso, in the event of termination without just cause, the contracts provide for a termination payment equal to two year’s annual base salary.  The employees would also be entitled to benefits for the same period (subject to certain limitations), plus an amount equal to two times the employee’s annual target AIP payment in lieu of certain other incentive payments.  These contracts also contain double trigger change of control provisions such that, if a person acquires or gains control of more than 50% of our outstanding Shares or acquires sufficient Shares to replace a majority of the Board with its nominees and does so, the employee may, in certain circumstances, resign within nine months of the change of control and be entitled to additional payment.  Where such a circumstance occurs, the contracts provide for the same payments and entitlement to benefits as described above.  In addition, in the event of a take-over bid or change of control, 50% of an option holder’s unvested outstanding options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, subject to certain limitations as described under the heading “Stock Option and Compensation Share Plan” beginning on page 44.

With respect to the employment contract for Mr. Burns, in the event of termination without just cause, the contract provides for a termination payment equal to two year’s annual base salary plus one month’s base salary for each fully completed year of continuous employment with us, in the aggregate not to exceed three times annual salary.  Mr. Burns would also be entitled to benefits for the same period (subject to certain limitations), plus an amount equal to two times the employee’s annual target AIP payment in lieu of certain other incentive payments.  Mr. Burns’ contract also contains double trigger change of control provisions such that, if a person acquires or gains control of more than 50% of our outstanding Shares or acquires sufficient Shares to replace a majority of the Board with its nominees and does so, the employee may, in certain circumstances, resign within twelve months of the change of control and be entitled to additional payment.  Where such a circumstance occurs, the contract provides for the same payments and entitlement to benefits as described above.  In addition, in the event of a take-over bid or change of control, 50% of an option holder’s unvested outstanding options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, subject to certain limitations as described under the heading “Stock Option and Compensation Share Plan” beginning on page 44.

Upon termination of employment, each RSU held by a NEO may be redeemable in respect of the numbers of RSUs that have vested.

The below table summarizes the estimated cash payout assuming termination Without Cause on December 31, 2014:

	Geoffrey A. Burns Chief Executive Officer	A. Robert Doyle Chief Financial Officer	Steven L. Busby Chief Operating Officer	Michael Steinmann President	Andres Dasso Senior Vice President, Operations
Severance Period	2 years, plus one month for every year of service, to a maximum of 3 years	2 years	2 years	2 years	2 years
Severance Payment (CAD$)	2,041,667	830,000	1,093,000	897,000	871,000
AIP (CAD$)	770,000	373,500	546,500	448,500	391,950
Benefits (CAD$)	21,264	21,264	18,048	21,264	16,238
RSUs (CAD$)	0	0	0	0	0
Stock Options (CAD$)	0	0	0	0	0
TOTALS (CAD$)	2,832,931	1,224,764	1,657,548	1,366,764	1,279,188

The below table summarizes the estimated cash payout assuming termination on Change of Control on December 31, 2014:

	Geoffrey A. Burns Chief Executive Officer	A. Robert Doyle Chief Financial Officer	Steven L. Busby Chief Operating Officer	Michael Steinmann President	Andres Dasso Senior Vice President, Operations
Severance Period	2 years, plus one month for every year of service, to a maximum of 3 years	2 years	2 years	2 years	2 years
Severance Payment (CAD$)	2,041,667	830,000	1,093,000	897,000	871,000
AIP (CAD$)	770,000	373,500	546,500	448,500	391,950
Benefits (CAD$)	21,264	21,264	18,048	21,264	16,238
RSUs (CAD$)	0	0	0	0	0
Stock Options (CAD$)	0	0	0	0	0
TOTALS (CAD$)	2,832,931	1,224,764	1,657,548	1,366,764	1,279,188

Retirement

The Company has no specific retirement or pension plans.  However, upon retirement, subject to approval of the HRCC, RSUs may continue to vest normally for NEOs who meet retirement eligibility requirements as set out in the Company’s LTIP.  Assuming any such approval and eligibility, the value in respect of RSUs on retirement as at December 31, 2014, is indeterminate and would depend on the vesting schedule and future Share price.

Should a NEO retire with more than five years of service, PSUs that would otherwise become payable within the same calendar year as the date of termination will vest using a multiplier of 100% and the closing price of the Shares on the TSX on the date of termination, with pro rata pay-out based on the period of active employment during the relevant performance period.  Assuming retirement as at December 31, 2014, the results would only be applicable to Mr. Burns and would have zero value.

In addition to the retirement features of PSUs and RSUs, the Stock Option Plan also provides that optionees have 30 days to exercise any vested stock options following the date of termination (other than for cause).  All outstanding options were out-of-the money as at December 31, 2014.

Voluntary Termination

Upon voluntary termination (other than retirement) 100% of non-vested RSUs will be cancelled.  Upon voluntary termination (other than retirement) with more than five years of service, RSUs that will become payable within the same calendar year as the date of termination will vest with pro rata pay-out based on the period of active employment during the year.  The value to NEOs associated with outstanding RSUs, assuming voluntary termination (other than retirement) as at December 31, 2014, would be zero.

Upon voluntary termination (other than retirement) 100% of non-vested PSUs will be cancelled. Should a NEO voluntarily terminate employment with more than five years of service, PSUs that would otherwise become payable within the same calendar year as the date of termination will vest using a multiplier of 100% and the closing price of the Shares on the TSX on the date of termination, with pro rata pay-out based on the period of active employment during the performance period. Assuming voluntary termination as at December 31, 2014, the results would only be applicable to Mr. Burns and would have zero value.

In addition to the features of PSUs and RSUs with respect to voluntary termination, the Stock Option Plan also provides that optionees have 30 days to exercise any vested stock options following the date of termination (other than for cause). All outstanding options were out-of-the money as at December 31, 2014.

Termination With Cause

In the event of termination with cause, all non-vested RSUs and PSUs will be cancelled.

The Stock Option Plan provides that optionee must exercise any vested stock options up to but not after the earlier of the expiry date of that stock option and the date on which the optionee ceases to be a director, officer or service provider. All outstanding options were out-of-the money as at December 31, 2014.

Share Ownership and Holding Requirements

The HRCC has recommended minimum requirements, as outlined below, for Share ownership by the following officers:  Chief Executive Officer; President; Chief Operating Officer; Chief Financial Officer; Senior Vice President, Mining Operations; Senior Vice President Project Development; and General Counsel.  These officers are required to hold those numbers of Shares (including Shares underlying RSU’s held) equal to the minimum Share ownership requirements at the specified times during the length of their employment.

After 24 months employment	minimum 4,500 Shares
After 48 months employment	minimum 9,000 Shares
After 60 months employment	minimum 15,000 Shares

The table below provides a summary of NEO Share ownership as of December 31, 2014:

Executive	Months with Company	Number of Shares Held	Number of RSUs Held	Total
Geoffrey A. Burns Chief Executive Officer	Over 60 Months	87,935	14,773	102,708
A. Robert Doyle Chief Financial Officer	Over 60 Months	19,905	9,596	29,501
Steven L. Busby Chief Operating Officer	Over 60 Months	32,491	10,647	43,138
Michael Steinmann President	Over 60 Months	17,007	14,548	31,555
Andres Dasso Senior Vice President, Operations	Over 60 Months	37,491	20,766	58,257

Other Information

Shares and Principal Shareholders

We are authorized to issue 200,000,000 Shares without par value of which 151,643,372 Shares are outstanding as of March 30, 2015.

To the knowledge of our directors and senior officers, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of our issued and outstanding Shares.

Management Contracts

Our management functions are not, to any substantial degree, performed by a person other than our directors or senior officers through consulting contracts.  Robert Pirooz, our former General Counsel, provided certain management services to us through a company indirectly owned by a trust of which Mr. Pirooz is a beneficiary, Iris Consulting Limited.  In this regard, we paid Iris Consulting Limited, through which Mr. Pirooz provides his services, approximately CAD$192,000 for management and administrative fees earned in 2014.  Mr. Pirooz was also eligible to participate in certain of our incentive and benefits plans.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed in this Circular, none of our directors or executive officers at any time since January 1, 2014, or any associate or affiliate of any of the foregoing persons, had any material interest, direct or indirect, by way of beneficial ownership of our Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

Interest of Informed Persons in Material Transactions

No informed person (as that term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), proposed director, or any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, which has materially affected or will materially affect us or any of our subsidiaries.

APPENDIX A

CORPORATE GOVERNANCE DISCLOSURE

Governance Disclosure Guidelines under
National Instrument 58-101 –
Disclosure of Corporate Governance Practices

BOARD OF DIRECTORS

Disclose the identity of directors who are independent.

The following members of the Board proposed for nomination as directors are considered to be “independent”, within the meaning of the Corporate Governance Disclosure Rules and the Nasdaq Rules:

Ross J. Beaty
Michael L. Carroll
Christopher Noel Dunn
Neil de Gelder
David C. Press
Walter T. Segsworth

Disclose the identity of directors who are not independent, and describe the basis for that determination.

▪	Geoffrey A. Burns – not independent – current Chief Executive Officer
▪	Robert P. Pirooz – not independent – General Counsel until March 31, 2015

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of our directors are independent - six of the seven persons nominated as directors qualify as independent directors for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

▪	Ross Beaty – executive chair and member of the Board of Directors of Alterra Power Corp.
▪	Christopher Noel Dunn - member of the Board of Directors of Pretium Resources Inc.
▪	Robert Pirooz - member of the Board of Directors of Network Media Group Inc. and Rio Cristal Resources Corporation.
▪	Walter T. Segsworth - member of the Board of Directors of Gabriel Resources Ltd., Roxgold Inc. and Taung Gold International Inc.
▪	Neil de Gelder – non-executive chair and member of the Board of Directors of British Columbia Discovery Fund (VCC) Inc.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

At the beginning of each regularly scheduled meeting of the full Board, the independent members of the Board hold an in-camera meeting at which non-independent directors and members of management are not in attendance.  The lead director is the primary chair of the independent sessions and directors in attendance are encouraged to raise any concerns or issues that they may have.  There are no fixed durations for the in-camera sessions.

For the financial year ended December 31, 2014, there were 6 meetings of the full Board and 5 in-camera sessions.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Ross J. Beaty is the chair of the Board and is independent.  Walter T. Segsworth, an independent director, has been appointed lead director.

The Board has adopted a position description for the lead director, which was recommended by the Nominating and Governance Committee. The lead director’s primary responsibility is to ensure that the Board functions independent of management and to act as principal liaison between the independent directors and the Chief Executive Officer.  The “Mandate of the Lead Director” was attached as Schedule “A” of Appendix “C” to our 2006 information circular and filed on SEDAR.  The lead director holds in-camera meetings at each regularly scheduled Board meeting with all independent directors and then reports to the Board and makes recommendations to management.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

For the financial year ended December 31, 2014, the Board held 6 meetings of the full Board.  The attendance records of each of the directors for the most recently completed financial year are set out on page 22 of the Circular.

BOARD MANDATE

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has adopted a formal written mandate which defines its stewardship responsibilities.  The “Board of Directors Mandate” was attached as Schedule “A” of Appendix “A” to our 2010 information circular and filed on SEDAR.

POSITION DESCRIPTIONS

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted a written position description for the chair of the Board, titled “Mandate of the Chairman of the Board” which was attached as Schedule “C” of Appendix “C” to our 2006 information circular and filed on SEDAR.

While the chair of the Board qualifies as independent for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules, some corporate governance institutions would still consider Mr. Beaty non-independent due to his previous position with us.  As such, a lead director has been appointed and given a mandate (see page A-2).  The chair does not attend in-camera sessions of the independent directors of the Board.

The chair of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfilment of the applicable mandate. Each chair is sufficiently skilled through education and experience to lead the respective committee.

Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and Chief Executive Officer have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board has adopted a written position description for the Chief Executive Officer, titled “Mandate of the Chief Executive Officer” which was attached as Schedule “D” of Appendix “C” to our 2006 information circular and filed on SEDAR.

ORIENTATION AND CONTINUING EDUCATION

Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.

Each new director, on joining the Board, is given an outline of the nature of our business, our corporate strategy, our current issues, our expectations concerning input from directors and the general responsibilities of our directors.  Each new director is given a Board manual which includes all Board related policies and mandates, as well as certain of our policies which affect all employees, including the Board. New directors are required to meet with management to discuss and better understand our business and will be advised by our counsel of their legal obligations as directors.

Directors have been and will continue to be given tours of our mines and development sites to give the directors additional insight into our business.  In addition, all directors are provided with monthly management reports regarding our business and operations.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

We recognize the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors, as well as emerging trends in the mining industry and in the regulatory and governance areas.

Our General Counsel, in conjunction with the Nominating and Governance Committee, has the responsibility of updating the Board members on new and evolving corporate governance developments applicable to directors of public companies with respect to their conduct, duties and responsibilities.  In particular, educational reading materials on matters of significance to us and the mining industry are provided to the Board periodically.

Directors are encouraged to introduce topics of discussion that they feel are of particular importance to the Board, and they may request presentations or additional training by management or external advisors. In 2014, for instance, the Board attended a governance update session provided by our Canadian external legal advisors.  In addition, we support the attendance of our directors at seminars and conferences that are of interest and of relevance to their position as a director, and the Nominating and Governance Committee is responsible for arranging funding for such attendance.

Directors have been and will continue to be given tours of our silver mines and development sites to give the directors additional insight into tour business.  In addition, all directors are provided with monthly management reports regarding our business and operations.

ETHICAL BUSINESS CONDUCT

Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

As part of its stewardship responsibilities, the Board has approved a formal Global Code of Ethical Conduct (the “Code”) that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate and timely disclosure.  The Code is applicable to all of our directors, officers and employees.  The Board, with the assistance of the Audit Committee, the Nominating and Governance Committee and the General Counsel, monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors or executive officers.  We will disclose of any waiver from these standards granted to our directors or executive officers in our quarterly report that immediately follows the grant of such waiver.

There has been no conduct of a director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.

The full text of the Code is available on our website and is attached as Schedule “A” to our 2012 information circular filed on SEDAR.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Directors must disclose to the General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board; and if it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the transaction at issue is being considered by the Board.  Each director is also subject to the Code, which contains a number of requirements relating to conflicts of interest and other similar matters.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Nominating and Governance Committee is primarily responsible for setting the standards of business conduct contained in the Code and generally for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct.  The Board has also adopted a Global Anti-Corruption Policy to further enhance the Company’s standards of ethical business conduct.

The Board sets the tone for ethical conduct for us by considering and discussing ethical considerations when reviewing our corporate transactions.

NOMINATION OF DIRECTORS

Describe the process by which the Board identifies new candidates for Board nomination.

All members of the Board are tasked with recommending individuals they believe are suitable candidates for the Board in light of the particular skills, experience and knowledge that is required on the Board, both generally and in specific circumstances, such as at the retirement of a current director.  Management may also recommend candidates that they feel have the appropriate qualifications to serve on the Board.

The Nominating and Governance Committee reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each of our annual meetings and identifies, reviews the qualifications of and recommends to the Board possible candidates to fill vacancies on the Board between annual meetings, as necessary.  The Nominating and Governance Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

All members of the Nominating and Governance Committee are outside, non-management and independent directors in accordance with the Corporate Governance Disclosure Rules, the Nasdaq Rules and the Nominating and Governance Committee Charter.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Nominating and Governance Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.

Please see the more detailed discussion under the heading “Nominating and Governance Committee” on page 20.

COMPENSATION

Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Human Resources and Compensation Committee (the “HRCC”), with the assistance of our Chief Executive Officer and the Vice President of Human Resources and Security, as necessary, reviews overall compensation policies, compares them to the overall industry, and makes recommendations to the Board on the compensation of executive officers.

Please see the more detailed discussion under the headings “Director Compensation” and “Executive Compensation” beginning on pages 22 and 25, respectively.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The HRCC is comprised of three directors, each of whom is an independent director as required by the Human Resources and Compensation Committee Mandate, and for the purposes of the Corporate Governance Disclosure Rules and the Nasdaq Rules.  The chair of the HRCC is Walter T. Segsworth.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The HRCC determines the salary and benefits of our executive officers, determines our general compensation structure, policies and programs, oversees the administration of our annual incentive plan, long-term incentive plan and stock option and compensation share plan, and delivers an annual report to shareholders on executive compensation.

In addition, the HRCC reviews and makes recommendations to the Board for approval with respect to the annual and long term corporate goals and objectives relevant to determining the compensation of our senior management, including the Chief Executive Officer.

Please see the more detailed discussion under the heading “Human Resources and Compensation Committee” beginning on page 19.

OTHER BOARD COMMITTEES

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Board has a Health, Safety and Environment Committee which currently consists of three directors.  We recognize that proper care of the environment and the health and safety of our employees is integral to our existence, our employees, the communities in which we operate and all of our operations.  The Health, Safety and Environment Committee provides oversight in this regard during the various phases of mining activities, including construction, remediation and ongoing mining operations. Among other things, the results of inspections, audits and similar reviews are reported to the Health, Safety and Environment Committee on a regular basis, as is the progress on any significant remediation efforts. Through its guidance and oversight, the Health, Safety and Environment Committee also plays an important role in ensuring that policies with respect to the health and safety of our employees and the environment are in place at each of our operations and that such policies are being enforced by management.

The Board has a Finance Committee which currently consists of four directors.  The purpose of the Finance Committee is to assist the Board in monitoring and reviewing our financial structure, investment policies and financial risk management programs and make recommendations to the Board in connection therewith.

Please see the more detailed discussion under the headings “Health, Safety and Environment Committee” on page 20 and “Finance Committee” on page 21.

ASSESSMENTS

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Chief Executive Officer is assessed each year on the basis of the objectives set out by the Board for that position, the Chief Executive Officer’s individual performance throughout the year and that individual’s ability to execute on long-term strategy. The Chief Executive Officer is assessed first by the HRCC and then by the Board as a whole (other than the Chief Executive Officer).

The Board has also appointed a Nominating and Governance Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their mandates and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. During 2005, the Nominating and Governance Committee, in consultation with the entire Board, undertook to formally establish the roles and responsibilities of each of the lead director, the chair of the Board and the Chief Executive Officer and determine against what criteria each such position should be assessed.

In 2006, the Nominating and Governance Committee developed a process to annually assess the Board as a whole and the committees of the Board.  The performance assessment of the Board and each committee of the Board are based on information and feedback obtained from director evaluation questionnaires provided to each director.  Each director is asked to complete and return the assessment questionnaire to the chair of the Nominating and Governance Committee on a confidential basis.  The chair of the Nominating and Governance Committee may discuss the completed questionnaires with individual directors where clarification is required.  The evaluation process focuses on Board and committee performance, and also asks for peer feedback and suggestions or comments regarding the performance of the chair of each committee and the lead director.  The chair of the Nominating and Governance Committee reports the results of the performance assessments to the Board.

The Board, in connection with the feedback and recommendations of the Nominating and Governance Committee, assesses the effectiveness of the members of the Board on an annual basis, and have determined that each Board member is qualified through their current or previous professions and experience.

DIRECTOR TERM LIMITS
AND OTHER MECHANISMS OF BOARD RENEWAL

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

We have not adopted term limits or other formal mechanisms for board renewal. We believe our board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements.  In this respect, through the Nominating and Governance Committee and the annual board assessment process, the Board is able to consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board, and recommends changes to best meet those needs.  Since 2010, we have had four Board members step down from the Board, and have had three new members join.

POLICIES REGARDING THE REPRESENTATION
OF WOMEN ON THE BOARD

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so. If the issuer has adopted a policy, disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

We have recently adopted a Board and Senior Management Diversity Policy (the “Diversity Policy”) which recognizes the importance of diversity amongst our Board and senior management team and to emphasize our commitment to diversity.  Diversity, as provided in the Diversity Policy, refers to the varied characteristics that make individuals unique from one another, whether that is gender, ethnicity, age, race, religion, disability, cultural or socio-economic background, nationality, sexual orientation, language, educational background, or expertise.

The Diversity Policy provides a basic framework within which the Company will consider the principle of diversity when recruiting, developing and appointing our senior management team and our Board members, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company. While recruitment, development and appointments for our senior management team and the Board will be primarily merit-based in order to ensure that the composition of our senior management team and the Board will ultimately reflect the particular skills, knowledge and experience that are required to effectively run our business, due consideration will also be given to the present level of diversity within the leadership of the Company and the positive impact further diversity might have on the Company and its business.

The Nominating and Governance Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function, and with regard to the nomination of candidates to fill Board vacancies.  Similarly, the Chief Executive Officer, together with the Human Resources and Compensation Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company’s senior management team.  As such, the Nominating and Governance Committee, the CEO and the HRC Committee are in unique positions to encourage diversity by recognizing diversity as a factor for consideration when fulfilling their responsibilities with respect to nominating, recruiting, hiring and promoting persons for the Board and senior management.

The Nominating and Governance Committee will conduct a review of the Diversity Policy at least biennially and will report annually on the Company’s adherence to this policy. In connection with such review, the Nominating and Governance Committee will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it thinks appropriate.

No appointments to senior management or the Board have been made since the adoption of the Diversity Policy. The Nominating and Governance Committee intends to assess the effectiveness of the policy prior to the Company’s next annual meeting of its shareholders.

CONSIDERATION OF THE REPRESENTATION OF WOMEN IN
DIRECTOR IDENTIFICATION AND SELECTION PROCESS

Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.

Pursuant to the Diversity Policy, in addition to merit-based considerations in the appointment of persons to senior management positions, due consideration will be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact further diversity, including gender diversity, might have on the Company and its business.

ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN
ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS

Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so. For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.

We have not adopted a target regarding women on our Board.  The Nominating and Governance Committee, and the Board as a whole, consider the contribution of current Board members and assess the skills and experience necessary for the Board to function effectively and efficiently and will recommend candidates they feel best meet those needs.  The Nominating and Governance Committee will, in addition to considering functional expertise and the skills, knowledge and experience necessary to run our business, also consider diversity when making nominations and recommendations.  With the adoption of the Diversity Policy and the explicit recognition of the benefits of diversity, including gender diversity, we believe that the goal of having talented, knowledgeable persons with diverse experiences, backgrounds and perspectives guiding the Company is achievable without setting formal targets.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target referred to above, disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.

We have not adopted a target regarding women in executive officer positions.  Like nominations to the Board, candidate recruitment, hiring and promotion are primarily merit-based, but diversity considerations are also important in the decision-making process.  At this time, we believe this approach is best suited to ensuring we have the right candidates who can not only contribute to the success of our Company with their skills and knowledge, but also with their diversity of experience and perspective, if they are ultimately appointed to an executive officer position.

NUMBER OF WOMEN ON THE BOARD
AND IN EXECUTIVE POSITIONS

Disclose the number and proportion (in percentage terms) of directors on the issuer's board who are women.

We currently have no (0%) directors on our Board who are women.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.

We currently have no (0%) executive officers who are women.

APPENDIX B

PROPOSED RESOLUTION AMENDING THE STOCK OPTION AND COMPENSATION SHARE PLAN

“BE IT RESOLVED that:

1.	section 7.1 of Pan American Silver Corp.’s (the “Company”) stock option and compensation share plan (the “Plan”) be amended as follows (amended portions are in italics and underline):

7.1
Allotment and Issuance.  Subject to section 3.3(c) of this Plan, the Board shall have the power and authority in its sole and absolute discretion, to allot, issue and deliver in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 500,000 common shares (“Compensation Shares”), in each calendar year, to those directors, officers and Service Providers of the Company or any of its subsidiaries whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company.

2.	section 4.4 of the Plan be amended as follows (amended portions are in italics and underline):

4.4(b)
Retirement.  Notwithstanding subsection 4.4(a) of this Plan, if the Optionee ceases to be a director, officer or Service Provider of the Company and any of its subsidiaries due to retirement, as the Committee may determine from time to time, each Option held by the Optionee shall be exercisable in respect of that number of Option Shares that have vested pursuant to the terms of the Option Agreement governing such Option at any time up to but not after the earlier of the Expiry Date of that Option and the date which is 12 months after the Optionee retires;

3.
any one officer or director of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver any and all documents and instruments and to do all other things as in the opinion of such officer or director may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

B-1

Suite 1500 – 625 Howe Street
Vancouver, B.C.
Canada  V6C 2T6

Tel : 604.684.1175
Fax : 604.684.0147

info@panamericansilver.com
www.panamericansilver.com

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-877-659-1825

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

Document 2

PAN AMERICAN SILVER CORP.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on May 11, 2015

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 2:00 PM (Vancouver Time) on Thursday, May 7, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Pan American Silver Corp. hereby appoint: Geoffrey Burns, or failing him, Keenan Hohol,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Pan American Silver Corp. to be held at the Fairmont Waterfront Hotel, 900 Canada Pl, Vancouver, B.C. V6C 3L5 on May 11, 2015 at 2:00 PM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Ross J. Beaty	☐	☐	02. Geoffrey A. Burns	☐	☐	03. Michael L. Carroll	☐	☐
04. Christopher Noel Dunn	☐	☐	05. Neil de Gelder	☐	☐	06. David C. Press	☐	☐
07. Walter T. Segsworth	☐	☐						

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	For	Withhold
2. Appointment of Auditors Appointment of Deloitte LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
3. Advisory Resolution on Executive Compensation To consider and, if thought appropriate, to pass an ordinary resolution approving the Corporation's approach to executive compensation, the complete text of which is set out in the Information Circular for the Meeting.	☐	☐

	For	Against
4. Ordinary Resolution Amending our Stock Option and Compensation Share Plan To consider and, if deemed advisable, to approve an ordinary resolution to amend the terms of the Company's Stock Option and Compensation Share Plan, the complete text of which is set out in Appendix B to the Information Circular for the Meeting.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

P A A Q   2 0 1 5 5 6   A R 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP.
(Registrant)
Date:	April 15, 2015	By:	/s/ Delaney Fisher
			Name:	Delaney Fisher
			Title:	Corporate Secretary